The Washington Post Company

ANNUAL REPORT

01

The Washington Post Company
is a diversified media
and education company whose
principal operations include:

Television Broadcasting
- Post-Newsweek Stations
  - WDIV-Detroit
  - KPRC-Houston
  - WPLG-Miami/Fort Lauderdale
  - WKMG-Orlando
  - KSAT-San Antonio
  - WJXT-Jacksonville

Newspaper Publishing
- The Washington Post
- Washingtonpost.Newsweek Interactive
- The Washington Post National Weekly Edition
- The Washington Post Writers Group
- The Herald
- Community Newspaper Group
  - The Gazette
  - Southern Maryland Newspapers
  - Comprint Military Publications
  - Commercial Printing
- Greater Washington Publishing
- Robinson Terminal Warehouse
- Capitol Fiber

Cable Television
- Cable ONE

Magazine Publishing
- Newsweek
- Newsweek International
- Newsweek Japan (Newsweek Nihon Ban)
- Newsweek Korea (Newsweek Hankuk Pan)
- Newsweek en Español
- Newsweek in Arabic (Newsweek Bil Logha Al-Arabia)
- Newsweek Polska
- Teen Newsweek
- Arthur Frommer's Budget Travel
- Newsweek Productions
- PostNewsweek Tech Media
  - FOSE
  - Government Computer News
  - Washington Technology
  - Washington Techway

Education
- Kaplan
  - Kaplan Test Prep and Admissions
  - Kaplan Professional
  - Kaplan Higher Education
  - Score!

Affiliates
- International Herald Tribune (50% interest)
- Los Angeles Times-Washington Post News Service (50% interest)
- Bowater Mersey Paper Company (49% interest)
- BrassRing (49% interest)
- Classified Ventures (19% interest)

Please visit washpostco.com
for complete descriptions of the businesses
listed above.

Contents

Financial Highlights

(in thousands, except per share amounts)	2001	2000	% Change
Operating revenue	$ 2,416,673	$ 2,412,150	—
Income from operations	$ 219,932	$ 339,882	- 35%
Net income	$ 229,639	$ 136,470	+ 68%
Basic earnings per common share	$ 24.10	$ 14.34	+ 68%
Diluted earnings per common share	$ 24.06	$ 14.32	+ 68%
Dividends per common share	$ 5.60	$ 5.40	+ 4%
Common shareholders' equity per share	$ 177.30	$ 156.55	+ 13%
Basic average number of common shares outstanding	9,486	9,445	—
Diluted average number of common shares outstanding	9,500	9,460	—

Operating Revenue
($ in millions)


2500
2000
1500
1000
500
0
97
98
99
00
01

Income from Operations
($ in millions)


400
300
200
100
0
97
98
99
00
01

Net Income
($ in millions)


500
400
300
200
100
0
97
98
99
00
01

Basic Earnings per Common Share
($)


50
40
30
20
10
0
97
98
99
00
01

Diluted Earnings per Common Share
($)


50
40
30
20
10
0
97
98
99
00
01

Return on Average Common Shareholders' Equity (%)


30
25
20
15
10
0
97
98
99
00
01

To Our Shareholders

September 11 was a shattering day for everyone in the United States. Like all Americans, our hearts went out to the victims of the terrorist attacks and their relatives. Thankfully, the Kaplan associates who were in the World Trade Center that morning escaped, but many Post Company people lost family members, and many more lost friends and close business associates. The Post and Newsweek immediately set about months of diligent reporting on these events, which Ben Bradlee describes beginning on page 12. You also would be proud of the quality news and public affairs programming Post-Newsweek Stations devoted to the September 11 tragedy, particularly in the days immediately afterward.

On July 17, my mother Katharine Graham, the publisher of The Post and chairman of this company for decades, died in Boise, Idaho. The Post, Newsweek, and many other publications and television programs offered tributes to her at the time, focusing on her contributions to journalism and to the community. A short essay by Warren Buffett describing her business career and what it meant to the shareholders of this company begins on page 9. The company will carry on with the dedication to excellence in business, journalism, and education that she inspired.

It seems mundane to be reporting about the company's financial affairs after those two introductory paragraphs. But that's the purpose of this letter. Although chief financial officer Jay Morse keeps the books here in a fashion somewhere between conservative and very conservative, it has often seemed necessary to start off this report by explaining something about accounting. This year is no exception. In 2001 we booked a gain of $321 million on a cable transaction that was, in fact, one portion of a trade: We traded Cable ONE's systems in California and Indiana for AT&T's systems in Idaho. This gain is a bookkeeping fiction. We never received $321 million in cash (we did receive some cash in the trade, but it was less than 20 percent of the sum that was booked). The gain resulted from accounting rules that require writing the assets we traded up to fair market value, rather than recording them at their historical cost.

In evaluating this gain, shareholders should do what I do: ignore it. If you ignore it, The Washington Post Company had a very poor year in reported results. Much of this was attributable to the recession, which had a highly negative effect on advertising in all media and particularly on help wanted advertising at newspapers, including The Post. Advertising was bad before September 11 and worse after. Other major components of our down year included a large write-off at our BrassRing affiliate and the first-year effects of the Idaho trade on Cable ONE (the longer-term effects should be excellent, beginning this year).

Fortunately, The Post Company continued making substantial progress on several fronts. We aren't planning for an advertising recovery in 2002 (don't be alarmed by this; we have no record of successfully forecasting changes in the ad market). But unless advertising gets much worse, the company should have a pretty good year in 2002, both in reported earnings and in substance. Two divisions in particular look set for good times: Cable ONE and Kaplan.

2002 should be an encouraging year for Cable ONE, partly because of the company's willingness to absorb lower earnings in 2001. Tom Might has put together a series of management actions that should enable this amazing organization and its associates to bring in large increases in operating income and cash flow for the next two years.

Operating results in 2001 were pounded by the aforementioned trade of high-performing cable systems in northern California and Indiana for all of AT&T's systems in Idaho. The systems we traded had higher cash flow than the Idaho systems we acquired, and we also absorbed large depreciation and amortization expenses – all of which took their toll on net income in 2001. But Cable ONE management had an immediate impact on the performance of the Idaho systems. Their cash flow in 2002 should equal that of the systems we traded, and customer satisfaction, which was much lower in Idaho than in Cable ONE systems, has risen rapidly. We gave up short-term cash flow in the trade, but we acquired more subscribers and more homes passed in under-penetrated systems in the third-fastest-growing state in the country. We like our prospects in Idaho going forward.

Idaho was only the beginning of an outstanding year at Cable ONE. By year-end we were number one in the industry in digital video penetration from a standing start just 16 months earlier. To demonstrate the appeal of our service, we offered it free for one year to any subscriber who was willing to self-install it. The initial returns are in, and they demonstrate a gratifying number of subscribers who are willing to convert to paying customers. We're right in line (though still near the beginning) with our optimistic plan to have 250,000 paying subscribers at the end of 2002.

We also had cable modem or (in a few cases) dial-up Internet capabilities deployed in more of our rural MSO than any other cable operator in the United States. Theorists have written about a digital divide between urban and rural America. That absolutely isn't the case in Cable ONE's small-town/smaller-city markets, and we hope to end up with very high cable modem penetration. At year-end 6 percent of Cable ONE's customers subscribed to CableONE.net. This was somewhat behind industry averages because of our decision to delay the launch of the service until we could do it our way – self-installed by our customers, of course, and without a third-party Internet access provider. But with the rapid rollout of our modem capability, we hope to catch up rapidly with everyone else in the industry.

Cable ONE's management has done almost nothing according to standard cable industry practice. That's because our markets are different and because we have focused on the twin goals of providing maximum customer satisfaction and good returns to shareholders. Cable ONE is ready to come through. Tom Might and the Cable ONE team have not let shareholders down.

Kaplan had a very good year in 2001 and set the table for outstanding performances this year and for years to come. Jonathan Grayer, Andy Rosen, and dozens of smart, energetic, customer-focused Kaplan managers have the company delivering great results in businesses that address many areas of education. Kaplan's oldest business, Test Prep, is performing outstandingly. Kaplan's newest acquisitions, particularly the Quest colleges (now part of Kaplan's newly-formed higher education division), have been extremely successful. We enter 2002 with very high hopes indeed.

Kaplan fell just short of $500 million in revenue in 2001 and became the company's second-largest business in revenues after The Washington Post. In 2002 revenues will grow dramatically, in part from acquisitions but much more from internal growth.

Kaplan Test Prep, the business Stanley Kaplan invented in the late 1930s and sold to The Washington Post Company in 1984, continued to experience fast growth in revenues and profits. (Stanley's autobiography, *Test Pilot*, was published to excellent reviews last year.) When The Princeton Review went public during the course of the year, we learned that our revenue growth has consistently outpaced that of our largest, albeit smaller, competitor. Competition is keen, but John Polstein and Kaplan's Test Prep team intend to keep up that record.

Throughout the year we noted that the securities and financial offerings of Kaplan Professional were certain to be affected by the recession. They were, but we're happy to report that Eric Cantor and his team turned in an increase of more than 20 percent in their contribution to Kaplan's profits. The growth opportunities here remain great. Kaplan Professional's one acquisition of 2001 added a truly unusual and excellent business to the unit: ProSource, under Joe Coyne, has dominated Minnesota in financial and real estate training.

Our higher education division had a banner year in 2001, its first full year as a Kaplan unit. Gary Kerber and his team are bringing wonderful resources to thousands of students, helping those students get better jobs and earn more money. In January 2002 three acquisitions brought more colleges into Kaplan's network, in Texas, Philadelphia, and Columbus, Ohio. There is opportunity for substantial growth in this business, and Gary has shown – both in 2001 and in the years before – that he can manage a growing company.

In past years we've written about the amounts the company has invested in various developing businesses. Kaplan's post-secondary online efforts consumed another $10.5 million in 2001 and will lose money again in 2002. But what started as an experiment is now a business with hundreds of students, serious courses, and a huge growth opportunity. Robert Greenberg, one of the ablest among Kaplan's capable group of managers, took charge of Kaplan's online higher education business in 2001. The goals he and Jonathan have set for this unit are very high indeed.

Finally, Score cut its losses in 2001 and will cut them again in 2002. Score probably will never be a very big business, but it should be a profitable one. It's providing a vitally needed service if we can judge by the number of kids who run from the family minivan to Score centers every day, both because Score helps with schoolwork and because they enjoy it so much.

Kaplan has been our fastest-growing business for years and should be again in 2002. It is changing the face of our company. Before long, it's likely to become our largest division in revenues and should be growing fast in profitability.

As Kaplan becomes more successful, it becomes more necessary that shareholders understand its results. These include annual accruals for a compensation plan for Kaplan's top management. Back in 1994 we thought Kaplan's strong management team had the potential to take our money-losing education business and turn it into a highly profitable division – if we could keep the managers together. Most of the team stayed, and the results have been terrific.

Accruals related to the stock compensation plan – mostly non-cash for now, but leading to a cash payout later – make it difficult to understand Kaplan's results. Under the plan, a value for Kaplan, based on its hypothetical value if it were a public company, is set by our Board's compensation committee. An outside firm participates in the valuation. As Kaplan's earnings have started to increase dramatically, so have the valuations – and the accruals. We accrued $6 million under the plan in 2000 and $25 million last year. We expect Kaplan's profits and its value to increase significantly this year; so, too, should our accruals.

So much for the news of improving results. If you look at the segment data at the end of this report, you'll find that Post-Newsweek Stations had a big down year in profits; they were off 26 percent. But Alan Frank and the managers of our six television stations – Joe Berwanger (Detroit), Sherry Burns (Jacksonville), John Garwood (Miami), Jim Joslyn (San Antonio), Henry Maldonado (Orlando), and Steve Wasserman (Houston) – deserve thanks from every Post Company shareholder for their excellent performance under difficult circumstances.

2001 was certain to be a down year in television station profits because 2000 included such a large amount of political and Olympics advertising. The TV business has evolved into one where even-numbered years experience growth, while odd-numbered years struggle to retain it. Nonetheless, because of the advertising recession, revenues were way below what we had expected. (For four days after September 11, the stations ran no advertising whatsoever, but revenues were off before and after September 11 as well.)

Post-Newsweek once again recorded the highest operating margins of any publicly reporting group broadcaster. Alan and his team of station managers started cutting expenses as soon as they saw the year was going to be a poor one, and they never stopped. Post-Newsweek Stations has made an art form of cutting expenses while making sure news and public affairs programming stays as strong as ever.

Several of our stations set ratings records, and all performed well within their markets. Our poorest-performing station, WKMG in Orlando, had a management change at year-end with PNS veteran Henry Maldonado taking over, along with news director Skip Valet. The station quickly became competitive in the 11 p.m. news period, but WKMG still has plenty of work to do to get to the place where other Post-Newsweek stations have been for years.

At the beginning of 2002, we reached a deal with NBC that should work out very well for both companies. Back in 1994 Bill Ryan, then president of Post-Newsweek Stations, reached a network compensation agreement with NBC that has proven very beneficial to our company and also has provided to the NBC network the audiences of both Detroit's top-rated station and our fast-growing station in Houston.

At the end of 2001, NBC made a proposal for a revised arrangement that will run through 2011. Alan Frank recognized the proposal had highly advantageous qualities for both companies, and an agreement was quickly reached. This was gratifying; relations between networks and affiliates have been difficult for years, and our company may have contributed to the rhetorical noise level at times. (We certainly weren't alone; it has long seemed to us that the networks have been super-critical of local affiliates and not at all appreciative of higher-performing groups like Post-Newsweek, even though we bring higher-than-average audiences to network programming.) We would prefer that all our stations remain affiliated with the major networks, as we traditionally have been; we'll do so if we can reach agreements that are financially acceptable for our shareholders.

News is the key building block at every PNS station. Strong news programming produces strong business results. Of particular note, WJXT won a 2001 Peabody Award for its documentary on domestic violence. Peabodys are usually won by the networks, so this was a remarkable accomplishment for our smallest station and the team that created the program: anchor Deborah Gianoulis, producer Sharon Siegel-Cohen, photographer Bobby Thomas, and news director Skip Valet.

In the future, viewers will have more and more high-quality channels to turn to, and there are those who have doubts about the future importance of local television stations. It has always seemed to us that the station with the best local news in each market has a huge advantage in getting ready for the future. That's what we intend to be.

Financially, Newsweek had an extremely tough year. When Rick Smith took over the magazine in 1991, Newsweek was making no money at all, and Rick described the next ten years as "rolling the rock up the hill." In 2001 the rock rolled most of the way back down again. Advertising pages were off almost 25 percent. Few news or business magazines did better; many did worse.

However, poor business results had no effect whatsoever on Newsweek's journalistic quality. Week after week, the magazine broke important stories, printed insightful columns, and crackled with life. Circulation revenue was up by a simply unbelievable (and highly necessary) $21 million. The success of Newsweek's special post-September 11 issues – described in Ben Bradlee's essay – led to thousands of subscriptions that will hold down circulation-building expenses in 2002 and provide advertisers with a meaningful bonus over the rate base.

Newsweek's management – Rick Smith, president and COO Harold Shain, publisher Greg Osberg, and editor Mark Whitaker – is simply the best in the business and experienced at rolling rocks up hills.

Again, Newsweek and all magazines face huge increases from the U.S. Postal Service. The Postal Service has its problems, but its persistent rate posture – raise rates aggressively on the mail customers want (letters and magazines) while slashing rates on the mail no one wants (third-class junk mail) – seems like a recipe for disaster.

In reporting on The Washington Post newspaper over the years, I've occasionally called attention to the increasing importance of help wanted advertising to Post results and to the cyclical character of that business. But the dramatic decline in help wanted in 2001 made the point far more eloquently than I.

This question often comes up: Is help wanted advertising moving from newspapers to the Internet? The enormous numbers of résumés that flood in from Post help wanted ads remain ample tribute to the necessity of newspapers for recruitment campaigns. If advertisers want an online solution, our WashingtonJobs.com is simply the best resource for employers in the greater Washington area. We're ready to serve advertisers in whatever medium works best for them. But we think newspapers will remain the key ingredient in successful recruitment advertising.

For Post advertising outside recruitment, it wasn't as bad a year. Retail revenue was down almost 15 percent, but automotive and real estate advertising held up well.

At the end of the year, The Post raised its newsstand price for the daily paper to 35 cents. We remain one of the lowest-priced newspapers in the country, a fact that has something to do with the exceptionally high penetration The Post enjoys in the District and the 11 counties that make up the Washington area. But with advertising falling, we, like all other newspapers, have had to ask readers to bear somewhat more of the costs of producing their morning paper.

Expense performance was a highlight. All departments focused on it, and costs at the newspaper actually declined for the year despite higher average newsprint prices than in 2000.

The Post's journalistic performance both before and after 9/11 was simply sensational. For years executive editor Len Downie has been patiently building an exceptional reporting staff. When the events of 2001 hit, The Post was prepared with great reporters to follow them across the board.

I'd also like to single out one particularly important piece of pre-9/11 reporting. Everyone in Washington was horrified by the death in early 2000 of a little girl named Brianna Blackmond. She had been removed from loving care in an outstanding infants' home and returned for a visit to the custody of a mother previously found unfit. Her death inspired reporters Sari Horwitz, Scott Higham, and Sarah Cohen to ask how many other children turned over to the city's custody had died. The answer was appalling. From 1993 through 2000, 229 boys and girls perished after their families had come to the attention of the District's child protection system. According to the series, "Some children died in accidents or shootings on the streets. Others succumbed to disease. But one in five – 40 boys and girls, most of them infants and toddlers – lost their lives after government workers failed to take key preventive action or placed children in unsafe homes or institutions." When the series ran, city officials dedicated themselves to making necessary changes in the child custody system.

Late in 2001 Herbert Block (Herblock) died, ending a 55-year career as The Post's cartoonist. Herb was the greatest editorial cartoonist in history. No other cartoonist was ever at the center of affairs for such a long period, nor the regular author of so much memorable work. To paraphrase one of his favorite Americans, someone will succeed Herb, but no one will replace him.

The Gazette newspapers in Maryland's Montgomery, Frederick, Carroll, and Prince George's counties also saw their advertising volume fall as a result of the recession. Profits fell somewhat, but The Gazette delivered another strong year.

In early 2001 we acquired Southern Maryland Newspapers from Chesapeake Publishing Corp. They, too, were affected by the recession's impact on advertising. However, under Chuck Lyons' able leadership, we look for our now-large group of community newspapers to be an important contributor to the company's profits in the future.

One of the largest business issues facing the company is the future of Washingtonpost.Newsweek Interactive (WPNI). In important respects it had a simply great year in 2001. Traffic to washingtonpost.com boomed from January on, and as readers sought news about September 11 and its aftermath, chief executive officer Chris Schroeder and editor Doug Feaver responded.

Up until 2001, the biggest day in washingtonpost.com's history had been the day after the November 2000 presidential election, when the uncertainty in Florida led to a record 10.7 million page views, 35 percent more than the biggest day we'd ever seen. September 11 and 12 each brought 28 million page views, and the site recorded several more 10 million-plus page-view days. As I write this in January, washingtonpost.com seems to have settled down to a traffic level almost 50 percent higher than the level of 2001.

Jupiter Media Metrics, the principal web ratings service, continued to report that washingtonpost.com was the most highly penetrated local site in the United States. Its 39 percent local-market penetration in October was a runaway number one in the country. In addition, washingtonpost.com attained a record year for revenues in jobs, cars, and real estate advertising.

Frustratingly, while employers, car dealers, and real estate agencies increasingly used washingtonpost.com to drive business, other advertisers held back. The site's losses remained high (though no higher than we budgeted, thanks to nice work on the cost side).

Chris Schroeder, chief operating officer Caroline Little, and their impressive team enter 2002 with a renewed commitment to push revenues higher, drive expenses down, and look for every possible way to expand the site's advertising base.

Flatteringly, Cox Newspapers bought our WashingtonJobs.com software, feeling it was the best available product on the market, and began using it on its own recruitment web sites.

In our three previous annual reports, I've proudly highlighted how much money we were spending on new businesses, many taking advantage of the Internet. These included WPNI, Score, eScore.com, and Kaplan's online higher education initiatives, BrassRing, and a newspaper industry classified advertising initiative, Classified Ventures.

The scorecard on these is mixed. I've reported on WPNI. Score, after about $50 million of investment, is close to breakeven. Kaplan's online higher education effort (once called The Kaplan Colleges) looks like a winner, possibly a big winner.

eScore.com, an ambitious attempt to create an online equivalent to the Score classroom experience, failed. Much of the able programming talent gathered to support it is now developing the Kaplan Learning Platform (KLP), a set of learning software that will undergird Kaplan's initiatives to deliver superior educational services across the board, from kids at Score to adult learners at Kaplan's higher education division. KLP will give Kaplan a leg up in all of its online endeavors.

BrassRing, a business-to-business hiring management and recruitment company in which The Post Company has a 49 percent interest, reported a large loss in 2001. Much of this resulted from the write-down of the value of its career fair assets and therefore was non-cash. Our share of these losses resulted in a pre-tax charge of $75 million, although we invested only $21 million in cash in BrassRing in 2001.

BrassRing consists primarily of two businesses: a large career fair business and a smaller but rapidly growing software business that offers customer companies web-based systems that streamline and manage the corporate recruiting process. The career fair business had a terrible year; almost no large companies were hiring. The systems business had an excellent year. BrassRing's prospects going forward are uncertain, but seem very good. Certainly the company couldn't have a better CEO than Deb Besemer, and Deb has attracted a very strong management team.

Classified Ventures had a much-improved year under new CEO Dan Jauernig. The company expects to operate without requiring additional capital from investors in 2002, but it will never return to Post Company shareholders anything like the amount of money we've put into it. (We own 19 percent of Classified Ventures.)

Whether all these investments turn out to have brought much to Post Company shareholders will be determined by the futures of WPNI, Kaplan's post-secondary businesses, and BrassRing.

No Washington Post Company annual report would be complete without a few words on pension accounting. I've reported before that a large portion of our reported profits comes from our pension credit. The number for both 2001 and 2000 was approximately $4.00 per share (excluding costs for early retirement programs). The table on page 52 breaks down the pension credit by segment.

Our pension credit has always been a large percentage of our profits because the investment results of our pension fund have been extraordinary. With Bill Ruane and his firm, Ruane, Cunniff, investing the lion's share of the fund, our returns have been among the best of any U.S. corporation. This gives the people who work here unusual certainty about their pension funding.

The reason we have always singled out the pension credit for your attention is that it's a non-cash item and therefore of lesser quality than the rest of our earnings.

Complex accounting rules decide how much pension credit is reported as part of our earnings, but a key determinant is the expected rate of return on assets in a pension fund (the higher the expected return, the larger the pension credit and the greater a company's reported earnings). For 2002 and the future, we have reduced The Washington Post Company's investment return assumption from 9 percent to 7.5 percent. We've also lowered a second assumption, called the discount rate, by one-half percentage point. As we announced in January, the combined effect of these changes and assumptions would be to reduce 2002 earnings by $20-to-$25 million, although cash receipts don't go down by a dollar. After our January announcement, our actuaries informed us that our investment returns were much higher than expected, so that the pension credit in 2002 will be off only $10-to-$15 million.

Our decision to reduce the return assumption is unconventional and will penalize our earnings compared to those of other companies. Warren Buffett's article in the December 10, 2001, issue of Fortune seems to me and to our Board to provide overwhelming evidence that it's not prudent to expect 9 percent returns out into the future.

One other significant difference for 2002 is that because of a change in accounting rules, we will no longer amortize goodwill. This will have the effect of increasing our reported operating income by approximately $75 million (about $5.00 per share), but it's a non-cash item. A similar adjustment will hit the books of all other companies.

John Dotson joined the company's Board of Directors at mid-year. John had spent 18 years at Newsweek early in his career, rising to become chief of correspondents. After leaving us, he became a Knight Ridder publisher, first at the Boulder Camera and then at the Akron Beacon-Journal, where the newspaper won the Pulitzer Prize Gold Medal for Public Service for a groundbreaking series on race relations in the community. John is a most-welcome addition to the Board.

This year Don Keough retires, an enormous loss to our Board. Don's range of experience, brains, and unfailing good humor were among the most important supports to Kay Graham and later to me. To say he'll be missed is a huge understatement.

Bev Keil, the company's longtime vice president of human resources, retired at the end of the year. Bev's contributions were very important. She greatly improved and simplified our benefits plans. In addition, she oversaw the growth of The Gazette newspapers and PostNewsweek Tech Media. She found and hired Chuck Lyons and put him in charge of those businesses. Ann McDaniel moved from the managing editorship of Newsweek to become Bev's successor.

With Cable ONE and Kaplan leading the way, the company continues to change dramatically from year to year, making it difficult for me to communicate to you all I should about the nature of your investment. In the fall of 2000, we held a highly successful Shareholders Day, giving shareholders a chance to hear from our division heads about the most rapidly changing parts of the company. We'll probably stage a second Shareholders Day later this year. I'll communicate with you about it when a time and place are set.

Readers of this report over the years may have noted I'm not particularly comfortable with optimistic statements, and I try this one out somewhat awkwardly. Despite the biggest advertising recession in recent memory, we could have a pretty good year in 2002. In fact, the next two or three years should be good ones for the company, even assuming no advertising recovery (as long as it doesn't get still worse). When advertising does start to recover – we have no idea when that will be – we'll be ready to make progress across the company.

Sincerely,
Donald E. Graham
Chairman of the Board

March 8, 2002


CALL HORACE GREELEY AND JOE PULITZER AND THE REST, AND TELL THEM SHE'S HERE"
KATHARINE GRAHAM

EDITORIAL CARTOON
BY HERBLOCK, 1909 – 2001

Kay Graham's Management Career

BY WARREN E. BUFFETT

Katharine Graham told her story far better than I can: *Personal History* is simply the best autobiography I've ever read. What I can add, however, is some perspective on her managerial career gained from a ringside view, which I was lucky enough to have for many years.

Kay's business odyssey was unique. She became responsible for the company's operations in 1963, painfully unsure of herself, but totally sure of her principles. She had been taught all her life — wrongly — that only men possessed a managerial gene. But she also understood completely — and correctly — that independent and first-class journalistic institutions are key to creating and preserving a great society. When the obligation to manage such an institution was thrust upon her by her husband's death, she felt she had no choice but to march forward — however loudly her knees might be knocking.

And how she marched! The Pentagon Papers and Watergate are milestones in journalistic history that will be recalled and studied for centuries. But these heralded journalistic successes were matched as well by quiet business success. On June 15, 1971, The Washington Post Company went public at $6.50 per share (adjusted for a subsequent 4-for-1 split). When Kay stepped down as CEO on May 9, 1991, the price was $222, a gain of 3,315 percent. During the same period the Dow advanced from 907 to 2,971, an increase of 227 percent.

continued



KATHARINE GRAHAM

1917 – 2001

This spectacular performance — which far outstripped those of her testosterone-laden peers — always left Kay amazed, almost disbelieving. She was never quite sure where debits and credits belonged and couldn't shake the feeling that the lack of an MBA degree destined her for business failure.

Of course, none of that mattered at all. For Kay understood the two most basic rules of business: First, surround yourself with talented people and then nourish them with responsibilities and your gratitude; second, consistently deliver a superior, ever-improving product to your customer. Among journalistic leaders, no one carried out either task better than she. The consequence was outsized profits. Indeed, if we look at newspaper and television profit margins on what I would term a "quality-adjusted" basis, she took The Washington Post Company from near the bottom straight to the top.

The managerial problem that caused Kay the most anguish was the pressmen's strike in 1975. During the preceding years, conditions in The Post's pressroom had deteriorated to a state approaching anarchy. Finally, on October 1, the union walked out, after first disabling all presses, setting fire to one, and severely beating a foreman. The union's members, smug in the knowledge that a long strike could kill the paper, were certain that Kay would fold. Instead, she took them on.

In the strike's early days, the competing Washington Star bulged with ads while an emaciated Post lost readers and advertisers at an alarming rate. During that period I watched Kay suffer, tormented by the thought that she was destroying what her family had spent more than 40 years building. Some of her most trusted advisors urged her to cave. But, with her knees knocking louder than ever before, she persevered — and won.

Kay brought brains, character, guts, and, not to be omitted, the deepest sort of patriotism to her job as CEO of The Washington Post Company. She always said that what she most wished for was a Pulitzer in management. In my book, she earned one.

The Biggest Story of the 21st Century — If We're Lucky

BY BENJAMIN C. BRADLEE

The frightful events of September 11 kicked off the biggest story since World War II, the biggest story of the 21st century — if we're lucky. Before the night was over, thousands were dead, history had changed wrenchingly, and our reporters were off to explore events and peoples and cultures beyond their knowledge and imagination.

In the next six weeks, The Washington Post put more than a dozen reporters and photographers into Afghanistan — by foot, by automobile, by truck, by plane, and on horseback. And Newsweek published 32 million magazines, including two extras, and street sales averaged more than half a million, many times more than the normal weekly number.

Foreign correspondence is great for these historians: proud — and proprietary of their war stories. But you really had to be there to understand:

Rajiv Chandrasekaran, The Post's Djakarta bureau chief, was driving back to Pakistan after attending a Taliban press conference inside Afghanistan. He came upon three hulking wrecks of a Taliban convoy and stopped to examine a truck. He began to worry that he might be the inadvertent target of the next U.S. attack so he called assistant managing editor Phil Bennett for advice. Bennett called the U.S. military's central command in Tampa, Florida, and told a source there the situation. The source wanted to know whether Rajiv was in the lead truck,



washingtonpost.com
Tuesday, September 11, 2001 | Updated 10:38 p.m. EDT
Terrorist Attacks on D.C., New York Worst in History
Most dramatic assault on American soil since Pearl Harbor leaves World Trade towers obliterated; military forces put on "go to war" footing.
No Warnings Preceded Attacks
Airports Close, Planes Are Grounded
World Reacts With Revulsion
Bin Laden Likely Tied To Today's Terrorist Attacks
U.S. has evidence from multiple sources that the terrorists are connected to the Saudi fugitive.
Frantic Calls Made From Hijacked Dulles Plane
Passengers were ordered to tell relatives they were about to die.
Post Editorial
America Must Respond
If attack originated abroad
MSNBC Video
Trade Center Collapses
Plane Hits Building
1st Bush Statement
2nd Bush Statement
Other Multimedia
Video: Pentagon
Video: Eyewitness
Video: D.C. Snarled
Audio: Post's King
Audio: Terror Expert
Photo Galleries
Texts
Bush's 1st Remarks
Bush's 2nd Remarks
American Airlines
United Airlines
Live Online
Transcripts
Red Cross
Terror Expert
Bombing Investigator
U-Md. Professor
Post's Mufson
AU Professor
Post's Kaiser
Graphics
Trade Center Attack
Pentagon Attack
Tower 1 Occupants
Tower 2 Occupants
Boeing 757-200 Plan
Boeing 767-200 Plan
SPECIAL LATE EDITION
The Washington Post
Terror Hits Pentagon, World Trade Center

and whether he was using his satellite phone. It was suggested bluntly that Rajiv stop using the satellite phone since the planes use signals from the phones to identify their targets.

Language skills in Farsi and Pashto, or the several dialects in the countries north of Pakistan, were hard to come by, and so everyone's expense account included monies for translators. When Moscow correspondent Peter Baker arrived in Afghanistan, he reported hiring a translator thusly:

> Baker: "Hello. How old are you?"
>
> Translator: "Fine."
>
> Baker: "We have a deal."
>
> And they shook hands.

Baker was the first Post reporter and one of the first two American reporters to make it into Afghanistan. (He denies that he arrived pulling a suitcase on wheels, but he was wearing a blue blazer and loafers.) He was followed by correspondent Bill Branigin and photographer Lois Raimondo. Lois was the only Post staffer who knew Afghanistan well, and she stayed there ten weeks, filing both stories and pictures. She spent much of that time with Northern Alliance troops, and she got the first pictures of jubilant Afghans celebrating their liberation.

Bill Branigin wrote a memorable story about a hair-raising drive on a narrow, treacherous mountain road, when he met another truck coming toward him — in *reverse.* "This is a Toyota truck," the driver explained. "It only goes in reverse. I've been in reverse for 250 kilometers." Branigin's driver said to him: "Don't even bother to write that up.... No one is going to believe you."

Reporter Keith Richburg and photographer Lucien Perkins struggled through Afghanistan's Anjuman Pass (altitude: 10,500 feet) in snow and ice storms on horseback (expense account: $60 per horse) to get to the front in the Panjshir Valley north of Kabul.

Newsweek's Colin Soloway was the first reporter to find the bearded young American Taliban, John Walker Lindh. Soloway had returned to the Afghan fortress of Qala-i-Jhangi after a deadly uprising by captured Taliban and al Qaeda prisoners had been brutally quashed by Northern Alliance fighters and American Special Forces. Soloway was interviewing survivors of the uprising when Northern Alliance officers told him that an American was among the prisoners loaded on a truck. Soloway at first looked around for an American Special Forces soldier. "There obviously was no one like that," Soloway said. "There were dazed, injured, bleeding people. Men were crying." Lindh was pointed out to Soloway, and he asked the young man if he was American. Lindh said yes. Within hours, Soloway reported his scoop, first on Newsweek.MSNBC.com and then in the magazine. Soloway was also the first to report the existence and details of the videotaped interrogation of Lindh by two CIA officers, one of whom, Johnny "Mike" Spann, was subsequently killed in the uprising.

Newsweek International editor Fareed Zakaria produced a seminal piece — "Why They Hate Us." Pentagon briefers told the press corps: "Read the Newsweek cover story before asking any more questions. This is basic reading."

Newsweek contributing editor Eleanor Clift landed an exclusive on the cockpit recorder transcripts of passengers on United Airlines Flight 93 trying to recapture the plane from the terrorists.

And the ubiquitous powerhouse Evan Thomas seemed to be producing the classiest cover stories every week. One Newsweek editor says admiringly, "He writes faster than he types."

The first regular edition of Newsweek after the attacks sold 2 million copies, by far the biggest newsstand sale in the magazine's 68-year history. Four different magazines were published in 13 days. One 64-page special issue was produced in just over 24 hours.

The city room of a big metropolitan newspaper is a fast-paced and chaotic place on a day like September 11. Len Downie and the other editors had to mobilize the staff long before they had any real idea what was happening. Fashion reporter Robin Givhan, sports columnist Sally Jenkins, and sports writer Rachel Alexander happened to be in New York when the two planes struck the Twin Towers in lower Manhattan. And they were out chasing the story before the third plane hit the Pentagon.

Metro reporter Arthur Santana was one of the first to arrive at the Pentagon. He got into the Pentagon courtyard, inside the cordon set up to keep the media out. A military officer pressed Santana into joining a group of volunteers trying to claw through the rubble looking for survivors. He stayed on that job for 72 hours while sending regular reports on his cell phone. He was joined inside the cordon by photographer Juana Arias, who abandoned her car on Shirley Highway and climbed two highway fences to get there.


AMERICA UNDER ATTACK
TERROR
God Bless America
THE SPIRIT OF

Metro reporter Steve Vogel, who had a Pentagon press pass, was among the group brought into the still-burning Pentagon later that day to report on the scene inside.

Photographer Rich Lipski wanted to go to the roof of a Virginia apartment building with a great close-up view of the Pentagon disaster area. The superintendent turned him down. "You don't understand," Lipski told the superintendent. "I work for a madman. He'll fire me if I don't get on that roof and bring back those pictures." He was not kidding when he described photo editor Joe Elbert. (p.s. – he got the pictures.)

All this produced a rare extra of 50,000 copies — all sold and all collectors' items.

Bob Woodward came in early on the morning of September 11 (from his book leave) and has been knocking off exclusives ever since: Mohammed Atta's letters to his fellow hijackers; the first accurate account of the Taliban–bin Laden relationship; the first account of secret CIA units playing a combat role; and much, much more. Another Post prize-winning reporter/author, David Maraniss, who also was on book leave, returned to the newsroom to start reporting on three powerful stories on the many lives affected by the attacks.



And finally, The Post's newsroom worked hand in hand with washingtonpost.com. Our web site recorded 28 million page views in the first 24 hours after the greatest crime in American history. The biggest previous day in the site's history (the day after the 2000 presidential election) was 10.7 million. Traffic to the site has stayed at nearly 50 percent above pre-September 11 levels.

In so many ways daily journalism — with its endless procession of breaking news, crime, deadlines, inside politics, scandal, and bowl games — is all just a dress rehearsal for the stories that grab the country by the throat and by the heart. This was such a story, and Post shareholders can be completely proud of how the troops responded.

Television Broadcasting Business Overview

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Television broadcasting division operating income in 2001 declined 26 percent to $131.8 million, from $177.4 million in 2000. The stations' revenue decreased 14 percent. Excluding approximately $42 million in political and Olympics advertising in 2000, revenue in 2001 decreased only 3 percent despite the impact of September 11 and its aftermath.

All six Post-Newsweek stations rallied immediately after the terrorist attacks to focus on local stories. WPLG broke the story of the terrorists' interest in crop-dusting facilities in South Florida, where the attackers planned and trained. WDIV exposed a terrorist cell in Detroit and revealed the apartment where terrorist suspect Nabil Al-Marabh was living. WJXT followed Jacksonville fire, police, and Red Cross volunteers to New York and stayed close to local naval bases as military mobilization began. The stations organized telethons, fundraisers, blood drives, and phone banks of grief counselors, and the stations' web sites provided important safety information about anthrax and other potential threats.

WDIV-Detroit continued to rank first in its market and was the number one NBC affiliate in the top 20 U.S. markets in 2001.

Throughout the year WDIV created specials and vignettes to salute Detroit's 300th birthday. Highlights included a special on the vital role Detroit played in the Underground Railroad and exclusive live coverage of the Parade of Tall Ships on the Detroit River.

WDIV and the Detroit News formed an exclusive new partnership in 2001. On Election Day, using combined polling capabilities, WDIV was the only television station in the market to call the mayoral race accurately early in the evening.

An investigation on underage drinking caught teens on tape illegally buying liquor. The Michigan legislature responded by enacting stiffer penalties for store owners who sell liquor to minors. Investigative reporter Kevin Dietz received the Agnes Scott Leadership Award from the Prevention Coalition of Southeast Michigan for his investigative reporting.

KPRC-Houston weathered Tropical Storm Allison in June by remaining continuously on the air for 48 hours, providing viewers with extraordinary live pictures of one of the worst natural disasters in U.S. history. KPRC broadcast a live town meeting with city, state, and federal officials and many of the storm's victims. The station followed up with a day-long telethon that raised $250,000 for the American Red Cross relief fund. KPRC's total storm coverage won a regional Emmy Award for excellence.

An incredible story of a different kind also took Houston by storm in June. Suburban wife and mother Andrea Yates drowned all of her five children. This tragic event made national headlines and continues to do so. KPRC was the only TV station at the home to capture pictures of Yates when authorities arrested her.

By year's end it was apparent that Enron, once the pride and joy of Houston's corporate community, was collapsing in a scandal that continues to unfold. KPRC quickly recognized the scope of the story and created a "Boom to Bust" coverage team. The station coordinated its coverage with NBC News and tapped into the expertise of Washington Post reporters who were covering the congressional angle of the Enron collapse.

Last spring KPRC expanded to a three-person anchor team for the 10 p.m. weeknight newscasts. The expanded news team introduced a Nightbeat Extra segment offering viewers in-depth coverage of a different issue each night. KPRC's 10 p.m. weeknight news was rated number one in the May ratings sweeps.

WPLG-Miami/Fort Lauderdale led the market in reporting major news events in 2001.

The disputed 2000 presidential election was finally resolved in January. As many political, polling, and news operations continued to pursue a recount throughout the state, WPLG dispatched crews to report on all facets of the story and the final accounting of the election.

Reporter Jilda Unruh's two-year investigation into malfeasance and corruption in the Dade County school system led to the forced resignation of the Superintendent of Schools and two of his top lieutenants. The school board instituted a top-to-bottom review of accountability and oversight of administrative practices as a result of the series.

WPLG continued its success in combining signature community events with strong marketing and sales initiatives. The 2001 Air and Sea Show, a salute to the nation's military, brought over 3 million spectators to the Fort Lauderdale beach in May. The station's live special of the event, supported by sponsorship packages, generated high ratings. The Air and Sea Show joins WPLG's longstanding sponsorship of the Ericsson Tennis Championships on Key Biscayne as prime examples of the station's commitment to showcasing South Florida, as well as successful event marketing.

WKMG-Orlando underwent major transitions in 2001. Henry Maldonado, a 20-year Post-Newsweek veteran, joined WKMG as general manager in August. He brings years of experience from major markets, including most recently Detroit, where he was vice president of programming and promotion at WDIV. At WKMG Maldonado quickly focused the station on local issues, branding WKMG as Local 6 and introducing Good Neighbor 6 to address community issues.

Other significant additions included changes in news, both on-air and in management. The station introduced a new anchor team for the evening newscasts at 5 p.m., 6 p.m., and 11 p.m. weeknights; promoted another anchor/reporter to solo anchor the 5:30 p.m. newscast; and hired a weatherman from WDIV to anchor all evening weathercasts, a news director from WJXT, and an assistant news director from KSAT.

In addition, the station has added experienced new sales management.

Among news highlights, a Little League team from Apopka, a community in the Orlando market, represented the United States at the Little League World Series. WKMG was the only station to travel with the team to Pennsylvania and became the home station for their families and the community that rooted for them.

KSAT-San Antonio once again delivered the highest-rated late newscast among all ABC affiliates in metered markets. Nightbeat at 10 p.m. maintained its ratings dominance in the San Antonio market despite a weak ABC network schedule. KSAT also continues to dominate early newscasts at noon, 5 p.m., and 6 p.m., with number one household ratings and great demographics.

Early in the year KSAT anchor Leslie Mouton was diagnosed with breast cancer at age 34. She told her story to viewers on-air and at speaking engagements throughout the city. From her first surgery through chemotherapy and radiation, Leslie shared her battle with the entire community, step by step. She anchored an entire newscast bald after losing her hair during chemotherapy. Because of her efforts to educate others about breast cancer, Leslie was awarded the Congressional Families Action for Cancer Awareness Award.

When heavy rains came in June and created terrifying flood conditions, KSAT stayed on the air continuously and brought residents much-needed information, as well as dramatic video of water rescues.

During the station's second annual free diabetes and cholesterol screening event, more than 11,000 people were tested, an unprecedented response. KSAT teamed up with the San Antonio Police Department to collect bikes for children. More than 1,000 families received bikes for Christmas.

WJXT-Jacksonville celebrated a year of market domination in ratings and revenue, showing clear growth in both arenas. Despite poor market conditions that only worsened after September 11, WJXT emerged with its strongest market share in more than a decade thanks to aggressive sales prospecting and new business development. WJXT maintained its 52-year history of market leadership, retaining its number one ranking in virtually every newscast and key daypart. Of special note, America's longest-running four-person news anchor team – Tom Wills, Deborah Gianoulis, Sam Kouvaris, and George Winterling – celebrated 20 years together on WJXT in June.

2001 marked the beginning of a new partnership with the NFL Jaguars, as WJXT became the team's official station. The alliance led to exclusive reporting opportunities for WJXT's sports reporters, as well as increased and highly desirable football inventory for the sales department.

WJXT has a long history of producing insightful primetime documentaries. The latest, "When Mommy Can't Read," reported on the issue of adult illiteracy. This examination of the cyclical nature of illiteracy has seen wide use throughout Florida by groups dedicated to eradicating the problem.

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Newspaper publishing division revenue in 2001 decreased 8 percent to $842.7 million, from $918.2 million in 2000. Operating income decreased 26 percent to $84.7 million, from $114.4 million in the prior year.

The decline in operating income in 2001 resulted from a significant decline in print advertising, offset in part by a higher pension credit, higher online advertising revenue, lower newsprint consumption, and cost control initiatives. In addition, a $27.5 million charge recorded in the fourth quarter of 2000 in connection with an early retirement program at The Washington Post had a favorable impact on year-over-year comparisons.

The Washington Post had a tough financial year, with results greatly affected by the industry-wide decline in advertising revenue. At the same time, several important steps were taken to reduce costs, improve the newspaper, and enhance customers' ability to do business with The Post.

Print advertising revenue dropped 14 percent to $574 million, from $664 million in 2000. Almost two-thirds of the ad revenue decline – $58 million – was due to the print recruitment category, which fell 37 percent from 2000. This sharp drop masked other classified areas – automotive, real estate, and apartments – that grew in 2001 due in part to new zoning opportunities and other innovations. The Post also successfully launched a community zoning advertising unit to generate new revenue and build local content that is highly important to readers.

Every department at The Post focused on expense reduction. Despite higher newsprint prices, expenses were down 3 percent from 2000, excluding the pension credit from both years and one-time production staff buyouts in 2000. Headcount was reduced by nearly 200 full-time equivalents, and the manufacturing units generated significant productivity improvements. Newsprint waste was reduced with no adverse impact on reproduction quality.

Daily circulation declined about one-half of 1 percent, while Sunday circulation dropped by three-quarters of 1 percent.

The Post made substantial progress in efforts to make it easier and more efficient for advertising and circulation customers to conduct business with the newspaper. The advertising billing systems are being upgraded, "back-office" service to advertisers has improved, and more payment options are being made available to subscribers.

Two local weekly sections in suburban Virginia were converted to a livelier and more informative format as The Post continues its initiatives aimed at meeting the needs of a growing and increasingly diverse region.

Washingtonpost.Newsweek Interactive (WPNI) grew revenue in excess of 12 percent in 2001 despite a double-digit nationwide decline in advertising. washingtonpost.com saw dramatic growth in traffic, with page views increasing by nearly 50 percent. WPNI expects continued advertising revenue growth as online usage increases both at home and in the workplace.

Digital media emerged as a trusted and critical source of news and information in 2001. Second only to national television, the Internet was a leading source for coverage of September 11 and its aftermath.

washingtonpost.com is committed to providing the best coverage and interactivity for its local, national, and international audiences. This was especially tested under the demands for information following the September 11 attacks. washingtonpost.com remained available throughout the day, when nearly every other news site was difficult to access.

This commitment has made washingtonpost.com the highest locally penetrated site and one of the top five national news sites in the country. The site strives to offer the best in journalism with easy-to-use interactivity, personalization, email alerts, and multimedia. The site offers live discussions with newsmakers, mywashingtonpost.com's personalization features, and award-winning video, audio, and photography woven seamlessly into text coverage.

Locally, WashingtonJobs.com continued as the top recruitment site, offering both the best ability to match employers and employees and the most advanced job search features. Cox Newspapers was so impressed that it licensed WPNI's internally developed software for use on its recruitment sites.

washingtonpost.com's Cars.com and real estate areas are the definitive online places to buy, sell, or rent a car, home, or apartment in the Washington market. Washtech.com, the powerful source for information on the metropolitan-area technology community, became the most visited site in its category.

In 2001 Yahoo! Internet Life Magazine named washingtonpost.com Best Newspaper Online, and the site won the National Press Foundation's Excellence in Online Journalism Award. The site also won top honors from the Newspaper Association of America and five top Editor & Publisher awards, including best news site and best recruitment section. washingtonpost.com also broke new ground by winning television awards from the White House News Photographers Association.

Newsweek.MSNBC.com also achieved record traffic – up more than 100 percent year over year – reflecting outstanding news and war coverage and an innovative site redesign. As a result of the MSNBC partnership, Newsweek and washingtonpost.com have developed creative online multimedia packages that are closely linked to print and television.

Newsweek.MSNBC.com also launched a breaking news email product available only to Newsweek magazine subscribers.

The Washington Post Writers Group posted a solid year in a very tight market. The Group's op-ed writers – Jim Hoagland, David Broder, George Will, Ellen Goodman, William Raspberry, Richard Cohen, Charles Krauthammer, Robert Samuelson, Michael Kelly, Ruben Navarrette, and E.J. Dionne – were in great demand after September 11. Comic strip sales weakened during the year, but income from Post photo and text reprints rose for the fifth consecutive year.

The Herald in Everett, Washington, celebrated its 100th year as a daily newspaper by redesigning the look and feel of the paper to sharpen its appeal to busy readers and by introducing a revitalized Arts & Entertainment section and a new Sunday Real Estate section that attracted considerable advertising support. Herald columnist Larry Henry was judged number one among sports columnists for newspapers between 40,000 and 100,000 circulation by the Associated Press Sports Editors.

The local economy, already in recession, was hard hit following the September 11 terrorist attacks when The Boeing Company, Everett's largest employer, announced plans to lay off 30,000 employees company-wide. Earnings at The Herald were off 16 percent, and the company instituted major cost reduction and re-engineering plans to stabilize the operation as it headed into 2002.

Longtime publisher Larry Hanson retired after 45 years, the last 18 of which he served as publisher and president. He was succeeded by general manager Allen Funk, a 16-year veteran of The Washington Post Company.

Community Newspaper Group consists of The Gazette newspapers, Southern Maryland Newspapers, Comprint Military Publications, and Commercial Printing.

The Group acquired Southern Maryland Newspapers on February 28, 2001, and moved quickly to redesign the paid-circulation newspapers serving Charles, Calvert, and St. Mary's counties; launch a non-subscriber specialty publication, The Advertiser; install pre-press technology; and refurbish press equipment to achieve quality reproduction for its newspapers and commercial printing customers.

The Gazette operations in Montgomery, Carroll, Prince George's, and Frederick counties felt the effects of a major decline in classified employment advertising. The newspapers distinguished themselves by publishing local coverage of the September 11 attacks and by winning a fifth straight annual Award for General Excellence from Suburban Newspapers of America.

The paid-circulation weekend edition of The Gazette that covers business and politics in Maryland saw its circulation increase to 25,000; its monthly business publication expanded to become a weekly section of that edition. The commercial printing operation in Gaithersburg saw a nearly $2 million increase in 2001 revenues.


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Cable ONE's operating cash flow was $135.3 million in 2001, down 5.9 percent from $143.7 million in 2000. Revenue increased to $386.0 million in 2001, up 7.6 percent from $358.9 million in 2000.

As predicted in the 2000 annual report, the short-term costs of Cable ONE's unique free digital launch strategy were reflected in 2001's cash flow. However, the gradual addition of the $8.95 digital fee to more than 200,000 free digital subscribers will be a major source for cash flow growth in 2002 and 2003. Likewise, last year's trade of three high cash flow systems for AT&T's low cash flow systems in Idaho dampened 2001 cash flow, but promises substantial upside as cash flows are increased to Cable ONE levels in 2002 and 2003. The slowdown in the economy hurt cash flow, too – bad debt expense increased sharply.

2001 was a year of many anticipated accomplishments at Cable ONE, but some turned out even better than expected. Although Cable ONE held back its digital video launch two to three years later than other MSOs, the company surged to an industry-leading 32 percent penetration of basic subscribers by year-end, just 16 months from launch. Cable ONE also waited for its cable modem launch until mid-2000, but by year-end 2001 had become the industry's highest deployed cable ISP at 89 percent of homes passed, *in just 21 months. In both cases* Cable ONE patiently developed unique products and launches to improve upon early industry experiences. Customer satisfaction with both new products produced Cable ONE's highest-ever overall customer satisfaction ratings.

Cable ONE Digital launched as a rich digital service with more premium channels (38), more PPV channels (47), and more music channels (40) than DBS. Not satisfied with the results of digital launches at other MSOs, Cable ONE bought first-of-a-kind digital headends that allowed 100 percent statistical remultiplexing and 256 QAM output. In English, this allowed total flexibility to mix and match portions of digital streams from any number of desired transponders with full, efficient utilization of each digitized 6 MHz stream. Well, almost English! The purpose of this rich offering was to match or surpass DBS in as many categories of programming as possible. And it has worked. Research shows that since Cable ONE Digital was launched, customer interest in DBS has fallen by 60 percent to a record low.

This unique digital content strategy was enhanced by an even more unique and risky launch strategy – giving digital access away free for 12 months. There was only one catch. Customers were asked to install the digital receiver on their own, if possible. An estimated 80 percent of digital installs in 2001 were accomplished with self-installations, saving more than 150,000 expensive truck rolls. It would have been impossible to achieve Cable ONE's industry-leading 32 percent penetration in just 16 months without this tactic. The free offer expired December 31, 2001, with a year-end digital customer count of approximately 239,500.

In 2002 Cable ONE plans to expand its digital programming by increasing digital basic channels from 14 to 25 *by adding limited HDTV feeds and a Hispanic tier. Managing* digital programming changes across Cable ONE's 42 digital headends is easy, because virtually all carry the exact same national digital lineup. This standardization also enabled the deployment to 91 percent of the MSO basic subscriber base in record time, just 16 months.

The cable modem story is no less unique at Cable ONE. It confounds most analysts that an MSO built around smaller markets that was last to launch cable modems now leads the industry in market deployment. So much for the "rural digital divide." CableONE.net is available to 89 percent of all homes passed by the MSO. As with digital video, the strategy was to wait until adequate knowledge and standards had been acquired to do it better. While waiting for all the benefits of standardized DOCSIS modems to arrive, Cable ONE launched CableONE.net as a dial-up service in most of its markets four years ago. This strategy readied all associates for selling and servicing Internet customers well before the first modem was added as a high-speed version of the brand. As a result, Cable ONE was able to launch high-speed modem service without any partnerships, such as @Home, and without sharing any revenue. The recent enormous costs and customer hardships suffered by other MSOs who were affiliated with @Home have been well chronicled by the press and completely avoided by Cable ONE.

Perhaps more important, Cable ONE was the first in the industry to avoid expensive truck rolls and accomplish 100 percent customer self-installation and self-provisioning since launch – something no other MSO has been able to do universally. This will save more than 50,000 truck rolls per year. For the first 15 months the service was offered, Cable ONE required all customers to buy their own modems at retail. A $5 monthly leasing option was added in the third quarter of 2001, when wholesale modem prices fell below $100. As a result net subscription sales rates tripled to an annualized 6 percent rate in the fourth quarter and 7 percent in 2002. Penetration of basic subscribers was 6 percent at the end of 2001.

The trade of three Cable ONE systems in California and Indiana for six AT&T systems in Idaho was completed in March. Although Cable ONE received 30 percent more subscribers and 70 percent more homes passed, the short-term impact of the trade diluted cash flow by $8.6 million due to the significantly lower cash flow per sub in AT&T's systems. Idaho cash flow growth is expected to close that gap in 2002. This trade pushes the percentage of Cable ONE subscribers in its five largest states to 73 percent. In subscriber order the five states are Mississippi, Idaho, Texas, Oklahoma, and Arizona.

As promised, 2001 capital spending hit an all-time high of $167 million due to the rapid deployment of digital service, which accounted for almost $100 million. With the massive digital deployment over and with rebuilds nearly complete, 2002 capital spending will be a fraction of the 2001 level. Cable ONE should experience significant free cash flow growth in 2002 and beyond.

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The magazine publishing division recorded operating income of $25.3 million in 2001, a decrease of 48 percent from $49.1 million in 2000. Revenue totaled $380.2 million, a 9 percent decrease from $416.4 million in 2000. The decline in 2001 operating income resulted from a 24 percent decrease in advertising revenue at the domestic and international editions of Newsweek.

Newsweek's distinguished coverage of September 11 and its aftermath, as well as an extraordinary response from readers, were vivid reminders of the vitality of the news magazine category and of the important role Newsweek plays in the lives of its readers. A string of weekly issues and two special editions broke all Newsweek newsstand sales records and elicited 10,000 letters in the first month after the attacks. Covering every aspect of the event, Newsweek and its web site broke many important stories – on the hijack investigation, the flight recorder transcript of Flight 93 (the plane that crashed in Pennsylvania on September 11), and the existence of American Taliban John Walker Lindh. The magazine also provided narrative storytelling and analysis, including distinctive cover stories such as Evan Thomas' "The Road to September 11th" and Fareed Zakaria's widely cited "Why They Hate Us," which answered the question Americans were asking about Islamic fundamentalism.

With the two special issues and the regular weekly editions, Newsweek printed a total of 32 million copies of the magazine in the six weeks after September 11. The first extra sold roughly 2 million copies, as did the first regular issue after the suicide hijackings. The price of the second special, "The Spirit of America," included a $1 donation to charity for every copy sold; the issue will generate more than $1 million for the September 11th Fund.

That kind of affirmation made 2001's financial results that much more disappointing. With a weak advertising market mirroring the overall economic slowdown, both ad revenue and pages were down from 2000 levels. The aftermath of September 11 only accelerated a yearlong decline. Advertising for the other two major newsweeklies declined similarly; the business and technology books fell by substantially higher percentages. For Newsweek the net result was a revenue hole that could not be filled, and a major turnaround is not expected for 2002. However, expenses have risen by only about 1 percent since 1999 – even though postal rates climbed steadily, and following September 11, manufacturing and distribution costs rose as Newsweek produced millions of additional newsstand copies to meet increased demand.

Circulation revenue increased dramatically in 2001 due to post-September 11 newsstand sales of as much as ten times the normal weekly average. More important for the long run, increased reader interest produced gains in both new and renewal subscriptions. Domestic paid circulation remained strong and profitable at an average of more than 3.25 million, which provided advertisers with an average 5 percent bonus above the 3.1 million rate base. Newsweek continued to lead the newsweekly category in delivering brand-loyal readers to its advertisers, offering the highest percentage of long-term subscribers, the highest percentage of subscribers sold without premiums, and the lowest subscription sales requirement to maintain rate base.

Newsweek's total global audience is 23.9 million. Syndicated research around the world shows the magazine leading the newsweekly field with the highest concentration of readers in key demographic categories that advertisers most want to reach. According to MRI Fall 2001, the U.S. edition of Newsweek is read by a greater number of affluent business professionals than Time or U.S. News, and nearly 9 in 10 Newsweek readers are linked to the Internet.

Newsweek International also saw a dramatic increase in newsstand sales in the aftermath of September 11, but it felt the impact of the global economic slowdown as advertising dropped in all three major editions. Circulation of the magazine's three English-language editions overseas totaled an estimated 676,000. A Polish-language edition, Newsweek Polska, was launched in September, and in just three months it became the leading news magazine in Poland, outdistancing two well-established rivals. The only news magazine to publish foreign-language editions, Newsweek also appears in Japanese, Korean, Spanish, and Arabic. In April Newsweek severed its ties to Itogi, a Russian newsweekly, when that magazine was taken over by a state-owned company.

Arthur Frommer's Budget Travel, a no-nonsense guide to affordable travel, saw both circulation and advertising hold up much better than expected – far better, in fact, than other books in the category. For its September/October 2001 issue, Budget Travel's rate base increased to 450,000, from 400,000, and average paid circulation for the second half of 2001 was more than 544,000. For the first half of 2001 (the latest period for which figures are available for the other travel books), Budget Travel was the category leader in units sold per issue at the newsstand.

Newsweek Productions substantially expanded its operations in 2001. Under a development agreement with Carlton Television, a major television production company in the United Kingdom, Newsweek Productions produced nonfiction programming for the cable networks MSNBC, A&E, The History Channel, American Movie Classics, and National Geographic Channel.

Among the productions were biographies of Laura Bush and Bill Clinton for MSNBC's *Headliners & Legends* series; documentaries on childhood obesity, plastic surgery, and human cloning for A&E's *Investigative Reports* series; a documentary on presidential libraries for The History Channel; documentaries on the making of the movies *Sophie's Choice* and *sex, lies and videotape* for American Movie Classics; and a 14-part series on a year at West Point for National Geographic Channel.

In addition, Newsweek Productions completed a fourth season of the award-winning *HealthWeek* series on PBS. Three single-topic *HealthWeek* special editions also were broadcast as Friday night specials on ABC News' *Nightline*.

The biography of Laura Bush and a *HealthWeek* special edition on a mysterious outbreak of the rare disease scleroderma in south Boston won Gracie Awards, the highest honor of the American Women in Radio and Television Foundation.

PostNewsweek Tech Media felt the impact of the severe decline in the technology sector, but made significant strides in strengthening its publications, trade shows and conferences, and Internet sites in the government information technology market.

In January 2001 Government Computer News (GCN) introduced a redesigned magazine with improved content based on focus group research. By year's end GCN saw a significant increase in renewal rates among its 87,500 qualified subscribers, most of whom are federal government IT decision-makers.

By January 2002 Washington Technology, a sister publication of GCN that serves systems integrators in the government IT market, also had introduced a redesigned magazine.

FOSE, the 26-year-old government IT trade show, followed its successful show in 2001 by expanding its 2002 show to include the latest in IT plus a separate but related conference called FOSE ES, focused on Enterprise Solutions. The Trade Show Group produced the third annual FOSE@IRMCO conference for government CIOs and launched the PSX trade show in February 2002.

Washington Techway, which serves the non-government technology market in the nation's capital, won the Jesse H. Neal National Business Journalism Award for news coverage in 2001 and introduced an annual Tech Legends event that honors past and present leaders of the Washington regional technology community.

Operating Revenue
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500
400
300
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97
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99
00
01

Education revenue increased 40 percent in 2000, climbing from $354 million to $494 million in 2001. Kaplan became The Washington Post Company's second-largest revenue producer during the year.

Due to the amortization of goodwill and the accounting for stock options at Kaplan, which unlike most companies includes a charge related to options held by management, Kaplan reported a loss of $28.3 million in 2001, compared with a loss of $41.8 million in 2000. Excluding these charges, Kaplan's operating earnings were $12.7 million in 2001, compared to a loss of $25.8 million in 2000. The improvement resulted from higher profits at Kaplan Test Prep and Admissions, Kaplan Professional, and Quest (now part of Kaplan's higher education division) and reduced losses from new business development activities, offset by higher stock-based compensation expense accruals.

Kaplan, Inc., continued to grow as one of the nation's leading providers of lifelong education, evolving well beyond its historic test preparation roots in areas that include after-school educational centers, institutional programs for schools, post-secondary education, and professional training.

Kaplan Test Prep and Admissions posted another year of solid growth, serving nearly 200,000 students through its center-based and online courses. The sagging economy boosted the popularity of graduate school, which benefited Kaplan's pre-graduate courses, particularly GMAT and LSAT preparation. Revenue from both courses was up approximately 25 percent for the year. The division's medical and nursing licensure programs also experienced double-digit growth. Kaplan K12 Learning Services benefited from increased emphasis on elementary and secondary school testing and increased its direct sales to schools. By year-end, school relationships numbered more than 800, reaching tens of thousands of students and teachers through professional development workshops, curricular materials, and test preparation programs. For example, Kaplan prepared 4,000 New York City teachers for their certification tests. In January 2002 Kaplan acquired assets of Achieva, an institutional provider of online state testing and college preparation services, with programs in 75 school districts.

Despite challenges facing foreign students seeking visas to study in the United States following September 11, Kaplan continued its strong push into English-language instruction. The division offered a full array of English-language and test prep programs in its U.S. centers and served a growing number of international students through 45 centers in 18 countries.

Enrollments and revenue from online programs were up more than 150 percent for the year, with kaptest.com selling over 27,000 online programs. Kaplan Publishing, in a joint venture with Simon & Schuster, published 151 titles and introduced a number of state-specific test preparation and parent involvement books. With an 82 percent market share in retail test prep software, Kaplan had the top-selling SAT/PSAT/ACT and GMAT/GRE/LSAT titles on the market.

Kaplan Professional, which serves corporations and individuals who require licensing and continuing education in insurance, securities, information technology, real estate, and finance, was the business unit most affected by the soft economic climate. The unit as a whole, however, continued to broaden its reach. The unit's real estate businesses experienced 20 percent growth with the launch of new products, the expansion of online and classroom offerings, and the acquisition of ProSource Educational Services in Minnesota. The Kaplan Professional Real Estate Schools are the largest provider in each of the five states in which they operate. Schweser Study Program, the largest provider of preparation for the Chartered Financial Analyst (CFA®) exam, achieved revenue growth of 50 percent over 2000 and launched Schweser Online. Despite the slow economy, Dearborn Financial Services, which offers pre-licensing and continuing education for financial professionals, and Perfect Access Speer, an information technology training and consulting business, continued to grow. Dearborn Trade Publishing released 43 new business titles in 2001. Self Test Software, a leading provider of information technology practice certification tests, launched a new test engine and grew its corporate client base.

Kaplan Test Prep and Admissions and Kaplan Professional increased revenue by 11 percent, reaching $272 million in 2001.

Kaplan Higher Education, the newly-formed division that includes all of Kaplan's post-secondary education businesses, posted revenue of $165 million in 2001. Each school that is part of this division has its own individual accreditation by one of several national or regional accrediting agencies approved by the U.S. Department of Education. The unit includes the fixed-facility colleges that were formerly part of Quest Education (acquired by Kaplan in 2000), as well as online post-secondary and career schools.

The fixed-facility schools, which posted revenue of $151 million in 2001, added 7 schools in January 2002 and now have 41 schools in 13 states. The schools offer bachelor and associate degrees as well as diploma programs designed to provide students with the skills necessary to qualify them for entry-level employment in the fields of healthcare, business, information technology, fashion, and design. These schools had nearly 15,000 students at year-end 2001.

Kaplan's higher education division also offers distance-learning programs through such institutions as Kaplan College and Concord Law School. Distance revenue totaled $14 million. The distance-learning programs include bachelor and associate degrees and diploma and certificate programs in such areas as business, information technology, financial planning, legal nurse consulting, paralegal studies, and criminal justice, as well as advanced law degrees.

Score!, a national provider of after-school learning programs for children, posted revenue of $51 million, a 40 percent increase over 2000. In 2001 Score!'s 147 after-school learning centers helped nearly 60,000 children in grades K through 10 develop academic skills, self-confidence, and a love of learning.

Financial Contents

This analysis should be read in conjunction with the Consolidated Financial Statements and the notes thereto.

RESULTS OF OPERATIONS — 2001 COMPARED TO 2000

Net income for 2001 was $229.6 million, compared with net income of $136.5 million for 2000. Diluted earnings per share totaled $24.06 in 2001, compared with $14.32 in 2000. The Company's 2001 results include after-tax gains of $196.5 million, or $20.69 per share, from the sale and exchange of certain cable systems in the first quarter; a non-cash goodwill and other intangibles impairment charge recorded by the Company's BrassRing affiliate (after-tax impact of $19.9 million, or $2.10 per share); and losses from the write-down of a non-operating parcel of land and certain cost method investments to their estimated fair value (after-tax impact of $18.3 million, or $1.93 per share). Excluding these non-operating and principally non-cash transactions in 2001, net income totaled $71.3 million, or $7.40 per share. The decline in 2001 operating earnings is largely due to a significant decline in advertising revenue, increased depreciation and amortization expenses, and higher stock-based compensation expense accruals at the education division. These factors were offset in part by increased operating income contributed by Quest Education (acquired in August 2000), higher profits from Kaplan's test preparation and professional training businesses, reduced operating losses at Kaplan's new business development activities, and an increased pension credit. In addition, 2000 earnings included a fourth quarter after-tax charge of $16.5 million, or $1.74 per share, arising from an early retirement program at The Washington Post.

Revenue for 2001 totaled $2,416.7 million, or flat compared to revenue of $2,412.2 million in 2000. Advertising revenue decreased 13 percent in 2001, and circulation and subscriber revenue increased 10 percent. Education revenue increased 40 percent in 2001, and other revenue decreased 10 percent. The large decrease in advertising revenue is due to declines at the newspaper, television, and magazine divisions. The increase in circulation and subscriber revenue is due to a 20 percent increase in Newsweek domestic circulation revenue and a 10 percent increase in subscriber revenue at the cable division. Revenue growth at Kaplan, Inc. (about two-thirds of which was from acquisitions) accounted for the increase in education revenue.

Operating costs and expenses for the year increased 6 percent to $2,196.7 million, from $2,072.3 million in 2000. The cost and expense increase is primarily attributable to companies acquired in 2001 and 2000, higher depreciation and amortization expense, and higher stock-based compensation expense accruals at the education division, offset by a higher pension credit and lower expenses at the newspaper publishing, television broadcasting, and magazine publishing segments due to extensive cost control initiatives.

Operating income decreased 35 percent to $219.9 million in 2001, from $339.9 million in 2000.

The Company's 2001 operating income includes $76.9 million of net pension credits, compared to $65.3 million in 2000. These amounts exclude $3.3 million and $29.0 million in charges related to early retirement programs in 2001 and 2000, respectively.

DIVISION RESULTS

Newspaper Publishing Division. Newspaper publishing division revenue in 2001 decreased 8 percent to $842.7 million, from $918.2 million in 2000. Division operating income for 2001 totaled $84.7 million, a decrease of 26 percent from operating income of $114.4 million in 2000.

The decrease in operating income for 2001 is due to a significant decline in print advertising, offset in part by a higher pension credit, higher online advertising revenue, lower newsprint cost, cost control initiatives employed throughout the division, and the $27.5 million charge recorded in the fourth quarter of 2000 in connection with an early retirement program completed at The Post.

Print advertising revenue at The Washington Post newspaper decreased 14 percent to $574.3 million, from $664.1 million in 2000. Volume declines of 41 percent in classified recruitment advertising for 2001 caused classified recruitment advertising revenue declines of 37 percent. The economic environment surrounding most of the other advertising categories at The Post (i.e., retail, general, preprints) was also sluggish for fiscal 2001 compared to the prior year. In these categories, rate increases only partially offset volume declines ranging from 3 percent to 28 percent during 2001. The soft advertising climate worsened late in the third quarter of 2001 as the Company experienced further reductions in advertising revenue and volumes following the events of September 11.

Daily and Sunday circulation at The Post declined 0.5 percent and 0.7 percent, respectively, in 2001. For the year ended December 30, 2001, average daily circulation at The Post totaled 773,000, and average Sunday circulation totaled 1,067,000. Newsprint expense at the newspaper publishing division decreased 6 percent for 2001 due to reduced consumption, offset by overall higher prices during the year.

Revenues generated by the Company's online publishing activities, primarily washingtonpost.com, increased 12 percent to $30.4 million during the year.

Television Broadcasting Division. Revenue for the television broadcasting division totaled $314.0 million for 2001, a 14 percent decline from 2000. Excluding approximately $42 million in political and Olympics advertising in 2000, revenue in 2001 decreased 3 percent due to a general softness in advertising (particularly national advertising) and several days of commercial-free coverage following the events of September 11.

Competitive market position remained strong for the Company's television stations. WJXT in Jacksonville and WDIV in Detroit were ranked number one in the latest ratings period, sign-on to sign-off, in their respective markets; KSAT in San Antonio ranked second; WPLG was tied for second among English-language stations in the Miami market; and KPRC in Houston and WKMG in Orlando ranked third in their respective markets.

Operating income for 2001 declined 26 percent to $131.8 million, from $177.4 million in 2000 due to revenue declines discussed above. Operating margin at the broadcast division was 42 percent for 2001 and 49 percent for 2000. Excluding amortization of goodwill and intangibles, operating margin was 46 percent for 2001 and 53 percent for 2000.

Magazine Publishing Division. Revenue for the magazine publishing division totaled $380.2 million for 2001, a 9 percent decrease from 2000. Operating income totaled $25.3 million for 2001, a decrease of 48 percent from 2000. The decline in 2001 operating income resulted from a 24 percent decrease in advertising revenue at Newsweek due to fewer advertising pages at both the domestic and international editions. The decline was offset in part by increased newsstand sales on regular and special editions related to the September 11 terrorist attacks, a higher pension credit, and reduced operating expenses.

Operating margin at the magazine publishing division decreased to 7 percent for 2001, compared to 12 percent in 2000.

Cable Television Division. Cable division revenue of $386.0 million for 2001 represents an 8 percent increase over 2000. The 2001 revenue increase is due to rapid growth in the division's digital and cable modem service revenues, along with an increased number of basic subscribers from the cable exchange transactions completed in the first quarter of 2001. Cable division operating income declined 51 percent in 2001 to $32.2 million, due mostly to a $25.3 million increase in depreciation and amortization expense compared to 2000.

Cable division cash flow (operating income excluding depreciation and amortization expense) totaled $135.3 million for 2001, a decrease of 6 percent from 2000. The decline in cable division cash flow is mostly due to higher programming expense, costs associated with the launch of digital services, and comparatively lower cash flow margin subscribers acquired in the cable system exchanges completed in the first quarter of 2001.

The increase in depreciation expense is due to capital spending, which is enabling the Company to offer digital cable services to its subscribers. The cable division began its rollout plan for these services in the third quarter of 2000. At December 31, 2001, the cable division had approximately 239,500 digital cable subscribers, representing a 35 percent penetration of the subscriber base in the markets where digital services are offered. Digital services are currently offered in markets serving 91 percent of the cable division's subscriber base. The rollout plan for the new digital cable services includes an offer for the cable division's customers to obtain these services free for one year. At the end of December 2001, the cable division had about 31,000 "paying" digital subscribers. Of these, 24,000 are from the new Idaho subscribers and were not offered one-year free digital service. Most of the benefits from these new services are expected to show beginning in 2002 and thereafter.

At December 31, 2001, the cable division had 752,700 basic subscribers, compared to 735,400 at the end of December 2000. The increase in basic subscribers is largely due to a net gain in subscribers arising from cable system exchanges and sale transactions completed in the first quarter of 2001. At December 31, 2001, the cable division had 46,400 CableONE.net service subscribers, compared to 18,200 at the end of 2000, with the increase due to a large increase in the Company's cable modem deployment (offered to 89 percent of homes passed at the end of December 2001) and take-up rates. Of these subscribers, 32,900 and 3,600 were cable modem service subscribers at the end of 2001 and 2000, respectively, with the remainder being dial-up subscribers.

Education Division. Education revenue in 2001 increased 40 percent to $493.7 million, from $353.8 million in 2000; excluding Quest Education (acquired in August 2000), education division revenue increased 15 percent to $342.3 million for 2001, compared to $296.9 million for 2000.

Due to the amortization of goodwill and the accounting for stock options at Kaplan, which unlike most companies includes a charge related to options held by management, Kaplan reported a loss of $28.3 million in 2001, compared with a loss of $41.8 million in 2000. Excluding these charges, Kaplan's operating earnings were $12.7 million in 2001, compared to a loss of $25.8 million in 2000. A summary of operating results for 2001 compared to 2000 is as follows:

(in thousands)	2001	2000	% Change
Revenue			
Test prep and professional training	$ 271,931	$ 244,189	11%
Quest post-secondary education	151,400	56,908	166%
New business development activities	70,350	52,724	33%
	$ 493,681	$ 353,821	40%
Operating income (loss)			
Test prep and professional training	$ 36,391	$ 30,315	20%
Quest post-secondary education	19,858	8,359	138%
New business development activities	(24,136)	(55,313)	56%
Kaplan corporate overhead	(19,436)	(9,123)	(113%)
Stock-based incentive compensation	(25,302)	(6,000)	(322%)
Goodwill and other intangible amortization	(15,712)	(10,084)	(56%)
	$ (28,337)	$ (41,846)	32%

The improvement in test prep and professional training results for 2001 is due mostly to higher enrollments and, to a lesser extent, higher rates at Kaplan's traditional test prep business (particularly the GMAT and the LSAT prep courses) and higher revenues and profits from Kaplan's CFA and real estate exam preparation services. Quest's results increased as 2001 includes a full year versus five months of activity in 2000.

New business development activities represent the results of Score! and The Kaplan Colleges (various distance-learning businesses). The improvement in new business development revenue is primarily attributable to Score!, with both increased enrollment from new learning centers opened (147 centers at the end of 2001, versus 142 centers at the end of 2000) and rate increases implemented early in 2001. In early 2002, Kaplan put all of its post-secondary schools (Quest and The Kaplan Colleges) under a single higher education division.

Corporate overhead represents unallocated expenses of Kaplan, Inc.'s corporate office, including expenses associated with the design and development of educational software that, if successfully completed, will benefit all of Kaplan's business units. The increase in this expense category in 2001 is principally due to increased spending for these development initiatives.

Kaplan records accrued charges for stock-based incentive compensation arising from a stock option plan established for certain members of Kaplan's management (the general provisions of which are discussed in Note G to the Consolidated Financial Statements). Under the stock-based incentive plan, the amount of compensation expense varies directly with the estimated fair value of Kaplan's common stock and the number of options outstanding. The increase in stock-based incentive compensation for 2001 is due to an increase in Kaplan's estimated value.

Equity in Losses of Affiliates. The Company's equity in losses of affiliates for 2001 was $68.7 million, compared to losses of $36.5 million for 2000. The Company's affiliate investments consist of a 39.7 percent common equity interest in BrassRing LLC, a 50 percent interest in the International Herald Tribune, and a 49 percent interest in Bowater Mersey Paper Company Limited.

BrassRing accounted for approximately $75.1 million of the 2001 equity in losses of affiliates, compared to $37.0 million in 2000. The increase in 2001 equity in affiliate losses from BrassRing is largely due to a one-time non-cash goodwill and other intangibles impairment charge that BrassRing recorded in 2001 primarily to reduce the carrying value of its career fair business. As a substantial portion of BrassRing's losses arose from goodwill and intangible amortization expense for both 2001 and 2000, the $75.1 million and $37.0 million of equity in affiliate losses recorded by the Company in 2001 and 2000, respectively, did not require significant funding by the Company.

In December 2001, BrassRing, Inc. was restructured, and the Company's interest in BrassRing, Inc. was converted into an interest in the newly-formed BrassRing LLC. At December 30, 2001, the Company held a 39.7 percent interest in the BrassRing LLC common equity and a $14.9 million Subordinated Convertible Promissory Note ("Note") from BrassRing LLC. In February 2002, the Note was converted into Preferred Units, which are convertible at the Company's option to BrassRing LLC common equity. Assuming the conversion of the Preferred Units, the Company's common equity interest in BrassRing LLC would be approximately 49.5 percent.

Non-operating Items. The Company recorded other non-operating income of $283.7 million in 2001, compared to $19.8 million in non-operating expense for 2000. The 2001 non-operating income mostly comprises gains arising from the sale and exchange of certain cable systems completed in January and March of 2001. Offsetting these gains were losses from the write-downs of a non-operating parcel of land and certain investments to their estimated fair value. For income tax purposes, substantial components of the cable system sale and exchange transactions qualify as like-kind exchanges, and therefore, a large portion of these transactions does not result in a current tax liability.

The Company incurred net interest expense of $47.5 million in 2001, compared to $53.8 million in 2000. At December 30, 2001, the Company had $933.1 million in borrowings outstanding at an average interest rate of 3.5 percent.

Income Taxes. The effective rate was 40.7 percent for 2001, compared to 40.6 percent for 2000. Excluding the effect of the cable gain transactions, the Company's effective tax rate approximated 50.2 percent for 2001, with the increase in rate due mostly to the decline in pre-tax income.

RESULTS OF OPERATIONS — 2000 COMPARED TO 1999

Net income for 2000 was $136.5 million, compared with net income of $225.8 million for 1999. Diluted earnings per share totaled $14.32 in 2000, compared with $22.30 in 1999, with fewer average shares outstanding in 2000. The decline in 2000 net income and diluted earnings per share was primarily caused by increased costs associated with the development of new businesses (impact of $28.9 million, or $3.47 per diluted share), a charge arising from an early retirement program at The Washington Post newspaper (impact of $16.5 million, or $1.74 per diluted share), higher interest expense (impact of $16.6 million, or $1.85 per diluted share), and a reduced pension credit (impact of $11.7 million, or $0.92 per diluted share). In addition, 1999 net income included gains from the sale of marketable equity securities, which did not recur in 2000 (impact of $18.6 million, or $1.81 per share). These factors were offset in part by improved operating results at The Washington Post newspaper and the television broadcasting division.

Revenue for 2000 totaled $2,412.2 million, an increase of 9 percent from $2,215.6 million in 1999. Advertising revenue increased 5 percent in 2000, and circulation and subscriber revenue increased 4 percent. Education revenue increased 47 percent in 2000, and other revenue decreased 6 percent. Increases in advertising revenue at the newspaper and television broadcasting divisions accounted for most of the increase in advertising revenue. The increase in circulation and subscriber revenue is primarily due to a 6 percent increase in subscriber revenue at the cable division. Revenue growth at Kaplan, Inc. (about two-thirds of which was from acquisitions) accounted for the increase in education revenue. The decrease in other revenue is primarily due to the disposition of Legi-Slate in June of 1999.

Operating costs and expenses for the year increased 13 percent to $2,072.3 million, from $1,827.1 million in 1999. The cost and expense increase is primarily attributable to the charge arising from the early retirement program at The Post, companies acquired in 2000 and 1999, greater spending for new business development at Kaplan, Inc. and washingtonpost.com, higher depreciation and amortization expense, and a reduced pension credit.

Operating income decreased 13 percent to $339.9 million in 2000, from $388.5 million in 1999.

The Company's 2000 operating income includes $65.3 million of net pension credits, compared to $84.4 million in 1999. These amounts exclude $29.0 million and $2.7 million in charges related to early retirement programs in 2000 and 1999, respectively.

Division Results

Newspaper Publishing Division. Newspaper division revenue in 2000 increased 5 percent to $918.2 million, from $875.1 million in 1999. Advertising revenue at the newspaper division rose 5 percent over the previous year; circulation revenue remained essentially unchanged.

Total print advertising revenue grew 4 percent in 2000 at The Washington Post newspaper, principally as a result of higher advertising rates. At The Post, higher advertising rates, offset in part by advertising volume declines, generated a 4 percent and 2 percent increase in full run retail and classified print advertising revenue, respectively. Other print advertising revenue (including general and preprint) at The Post increased 5 percent due mainly to increased general advertising volume and higher rates.

Newspaper division operating margin in 2000 decreased to 12 percent, from 18 percent in 1999. Excluding the $27.5 million pre-tax charge for the early retirement program completed at The Washington Post, the 2000 newspaper division operating margin totaled 15 percent. The decline in operating margin resulted mostly from increased spending on marketing and sales initiatives at washingtonpost.com, an 8 percent increase in newsprint expense, and a reduced pension credit, offset in part by higher advertising revenues.

Daily circulation remained unchanged at The Washington Post; Sunday circulation declined 1 percent.

Revenue generated by the Company's online publishing activities, primarily washingtonpost.com, totaled $27.1 million for 2000, versus $15.6 million for 1999.

Television Broadcasting Division. Revenue at the broadcast division increased 7 percent to $364.8 million, from $341.8 million in 1999. Political and Olympics advertising in the third and fourth quarters of 2000 totaled approximately $42 million, accounting for the increase in 2000 revenue.

Competitive market position remained strong for the Company's television stations. WJXT in Jacksonville, KSAT in San Antonio, and WDIV in Detroit were all ranked number one in the latest ratings period, sign-on to sign-off, in their respective markets; WPLG was tied for first among English-language stations in the Miami market; and KPRC in Houston and WKMG in Orlando ranked third in their respective markets, but continued to make good progress in improving market share.

Operating margin at the broadcast division was 49 percent for both 2000 and 1999. Excluding amortization of goodwill and intangibles, operating margin was 53 percent for 2000 and 1999.

Magazine Publishing Division. Magazine division revenue was $416.4 million for 2000, up 4 percent over 1999 revenue of $401.1 million. Operating income for the magazine division totaled $49.1 million for 2000, a decrease of 21 percent from operating income of $62.1 million in 1999. The 21 percent decrease in operating income occurred primarily at Newsweek, where reduced pension credits and higher subscription acquisition costs at the domestic edition outpaced revenue and operating income improvements at the international edition.

Operating margin at the magazine publishing division decreased to 12 percent for 2000, compared to 15 percent in 1999.

Cable Television Division. Revenue at the cable division rose 7 percent to $358.9 million in 2000, compared to $336.3 million in 1999. Basic, tier, and advertising revenue categories each showed improvement over 1999. The increase in subscriber revenue is attributable to higher rates. The number of basic subscribers at the end of 2000 totaled 735,400, a 1 percent decline from 739,850 basic subscribers at the end of 1999.

Cable operating cash flow (operating income excluding depreciation and amortization expense) increased 2 percent to $143.7 million, from $140.2 million in 1999; operating cash flow margins totaled 40 percent and 42 percent, for 2000 and 1999, respectively.

Operating income at the cable division for 2000 and 1999 totaled $66.0 million and $67.1 million, respectively. The decline in operating income is primarily attributable to an increase in programming expense, additional costs associated with the launch of new services, and higher depreciation expense, offset in part by higher revenue.

The increase in depreciation expense is due to capital spending for continuing system rebuilds and upgrades, which will enable the cable division to offer new digital and high-speed cable modem services to its subscribers. The cable division began its rollout plan for these services in the second and third quarters of 2000. The rollout plan for the new digital cable services includes an offer to provide services free for one year.

Education Division. Excluding the operating results of the career fair and HireSystems businesses from 1999 (these businesses were contributed to BrassRing at the end of the third quarter of 1999), 2000 education division operating results compared with 1999 are as follows:

(in thousands)	2000	1999	% Change
Revenue			
Test prep and professional training	$ 244,189	$ 209,964	16%
Quest post-secondary education	56,908	—	n/a
New business development activities	52,724	30,175	75%
	$ 353,821	$ 240,139	47%
Operating income (loss)			
Test prep and professional training	$ 30,315	$ 25,733	18%
Quest post-secondary education	8,359	—	n/a
New business development activities	(55,313)	(20,128)	(175%)
Kaplan corporate overhead	(9,123)	(7,153)	(28%)
Stock-based incentive compensation	(6,000)	(7,250)	17%
Goodwill and other intangible amortization	(10,084)	(6,861)	(47%)
	$ (41,846)	$ (15,659)	(167%)

Approximately 50 percent of the 2000 increase in test preparation and professional training revenue is attributable to acquisitions; the remaining increase is due to higher enrollments and tuition increases. Post-secondary education represents the results of Quest Education from the date of its acquisition in August 2000. New business development activities represent the results of Score!, eScore.com, and The Kaplan Colleges. The increase in new business development revenue is attributable mostly to new learning centers opened by Score!, which operated 142 centers at the end of 2000, versus 100 centers at the end of 1999. The increase in new business development losses is attributable to start-up period spending at eScore.com and kaplancollege.com (part of The Kaplan Colleges) and to losses associated with the early operating periods of new Score! centers.

Corporate overhead represents unallocated expenses of Kaplan, Inc.'s corporate office.

Stock-based incentive compensation represents expense arising from a stock option plan established for certain members of Kaplan's management (the general provisions of which are discussed in Note G to the Consolidated Financial Statements). Under this plan, the amount of stock-based incentive compensation expense varies directly with the estimated fair value of Kaplan's common stock.

Including the operating results of the career fair and HireSystems businesses for the first nine months of 1999 (these businesses were contributed to BrassRing at the end of the third quarter of 1999), education division revenue increased 37 percent to $353.8 million for 2000, compared to $257.5 million for 1999. Operating losses increased 10 percent in 2000 to $41.8 million, from $38.0 million in 1999.

Other Businesses and Corporate Office. For 2000, other businesses and corporate office includes the expenses of the Company's corporate office. For 1999, other businesses and corporate office includes the expenses associated with the corporate office and the operating results of Legi-Slate through June 30, 1999, the date of its sale.

Operating losses for 2000 totaled $25.2 million, representing a 7 percent improvement over 1999. The reduction in 2000 losses is primarily attributable to the absence of losses generated by Legi-Slate and reduced spending at the Company's corporate office.

Equity in Losses of Affiliates. The Company's equity in losses of affiliates for 2000 was $36.5 million, compared to losses of $8.8 million for 1999. The Company's affiliate investments consisted of a 42 percent effective interest in BrassRing, Inc. (formed in late September 1999), a 50 percent interest in the International Herald Tribune, and a 49 percent interest in Bowater Mersey Paper Company Limited. The decline in 2000 affiliate results is attributable to BrassRing, Inc., which was in the integration and marketing phase of its operations.

BrassRing accounted for approximately $37.0 million of the Company's 2000 equity in affiliate losses. A substantial portion of BrassRing's losses arises from goodwill and intangible amortization expense. Accordingly, the $37.0 million of equity in affiliate losses recorded by the Company in 2000 did not require significant funding by the Company.

Non-operating Items. In 2000, the Company incurred net interest expense of $53.8 million, compared to $25.7 million of net interest expense in 1999. The 2000 increase in net interest expense is attributable to borrowings executed by the Company during 1999 and 2000 to fund capital improvements, acquisition activities, and share repurchases.

The Company recorded other non-operating expense of $19.8 million in 2000, compared to $21.4 million in non-operating income for 1999. The 1999 non-operating income mostly comprised non-recurring gains arising from the sale of marketable securities (mostly various Internet-related securities). The 2000 non-operating expense resulted mostly from the write-downs of certain of the Company's e-commerce focused cost method investments.

Income Taxes. The effective tax rate in 2000 was 40.6 percent, compared to 39.9 percent in 1999. The increase in the effective tax rate is principally due to the non-recognition of benefits from state net operating loss carryforwards generated by certain of the Company's new business start-up activities and an increase in goodwill amortization expense that is not deductible for income tax purposes.

FINANCIAL CONDITION: CAPITAL RESOURCES AND LIQUIDITY

Acquisitions, Exchanges, and Dispositions. During 2001, the Company spent approximately $104.4 million on business acquisitions and exchanges, which principally included the purchase of Southern Maryland Newspapers, a division of Chesapeake Publishing Corporation, and amounts paid as part of a cable system exchange with AT&T Broadband. During 2001, the Company also acquired a provider of CFA exam preparation services and a company that provides pre-certification training for real estate, insurance, and securities professionals.

Southern Maryland Newspapers publishes the Maryland Independent in Charles County, Maryland; The Enterprise in St. Mary's County, Maryland; and The Calvert Recorder in Calvert County, Maryland, with a combined total paid circulation of approximately 50,000.

The cable system exchange with AT&T Broadband was completed on March 1, 2001 and consisted of the exchange by the Company of its cable systems in Modesto and Santa Rosa, California, and approximately $42.0 million to AT&T Broadband for cable systems serving approximately 155,000 subscribers principally located in Idaho. In a related transaction on January 11, 2001, the Company completed the sale of a cable system serving about 15,000 subscribers in Greenwood, Indiana, for $61.9 million. The gain resulting from the cable system sale and exchange transactions increased net income by $196.5 million, or $20.69 per share. For income tax purposes, substantial components of the cable system sale and exchange transactions qualify as like-kind exchanges, and therefore, a large portion of these transactions does not result in a current tax liability.

During 2000, the Company spent $212.3 million on business acquisitions. These acquisitions included $177.7 million for Quest Education Corporation, a provider of post-secondary education; $16.2 million for two cable systems serving 8,500 subscribers; and $18.4 million for various other small businesses (principally consisting of educational services companies). There were no significant business dispositions in 2000.

During 1999, the Company acquired various businesses for about $90.5 million, which included, among others, $18.3 million for cable systems serving approximately 10,300 subscribers and $61.8 million for various educational and training companies to expand Kaplan, Inc.'s business offerings.

The Company sold the assets of Legi-Slate, Inc. in June 1999; no significant gain or loss resulted.

Capital Expenditures. During 2001, the Company's capital expenditures totaled $224.2 million, more than half of which related to the Company's rollout of digital and cable modem services. The Company's capital expenditures for 2001, 2000, and 1999 are itemized by operating division in Note L to the Consolidated Financial Statements.

The Company estimates that in 2002 its capital expenditures will decrease to approximately $130 million, as the Company's rollout of digital and cable modem service was nearing completion by the end of 2001.

Investments in Marketable Equity Securities. At December 30, 2001, the fair value of the Company's investments in marketable equity securities was $235.4 million, which includes $219.0 million in Berkshire Hathaway Inc. Class A and B common stock and $16.4 million of various common stocks of publicly traded companies with e-commerce business concentrations.

At December 30, 2001, the gross unrealized gain related to the Company's Berkshire Hathaway Inc. stock investment totaled $34.1 million; the gross unrealized gain on this investment was $25.3 million at December 31, 2000. The Company presently intends to hold the Berkshire Hathaway stock long term.

Cost Method Investments. At December 30, 2001 and December 31, 2000, the Company held minority investments in various non-public companies. The companies represented by these investments have products or services that in most cases have potential strategic relevance to the Company's operating units. The Company records its investment in these companies at the lower of cost or estimated fair value. During 2001 and 2000, the Company invested $11.7 million and $42.5 million, respectively, in various cost method investees. At December 30, 2001 and December 31, 2000, the carrying value of the Company's cost method investments totaled $29.6 million and $48.6 million, respectively.

Common Stock Repurchases and Dividend Rate. During 2001, 2000, and 1999, the Company repurchased 714, 200, and 744,095 shares, respectively, of its Class B common stock at a cost of $0.4 million, $0.1 million, and $425.9 million. The annual dividend rate for 2002 was authorized to remain at $5.60 per share, consistent with 2001, as compared to $5.40 per share in 2000, and $5.20 per share in 1999.

Liquidity. At December 30, 2001, the Company had $31.5 million in cash and cash equivalents.

At December 30, 2001, the Company had $533.9 million in commercial paper borrowings outstanding at an average interest rate of 2.0 percent with various maturities throughout the first and second quarters of 2002. In addition, the Company had outstanding $398.1 million of 5.5 percent, 10-year unsecured notes due February 2009. These notes require semi-annual interest payments of $11.0 million payable on February 15 and August 15. The Company also had $1.0 million in other debt.

The Company's five-year $500 million revolving credit facility, which expires in March 2003, and one-year $250 million revolving credit facility, which expires in September 2002, support the issuance of the Company's short-term commercial paper and provide for general corporate purposes. The Company intends to extend or replace the revolving credit facility agreements prior to their expiration.

At December 30, 2001, the Company has classified $483.9 million of its commercial paper borrowings as "Long-Term Debt" in its Consolidated Balance Sheets as the Company has the ability and intent to finance such borrowings on a long-term basis under its credit agreements.

During 2001, the Company's borrowings, net of repayments, increased by $9.8 million. The net increase is principally attributable to significant capital expenditures in 2001, mostly offset by cash generated by operations.

The Company expects to fund its estimated capital needs primarily through internally generated funds and, to a lesser extent, commercial paper borrowings. In management's opinion, the Company will have ample liquidity to meet its various cash needs in 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements. Actual results will inevitably differ to some extent from these estimates.

The following are accounting policies that management believes are the most important to the Company's portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments.

Revenue Recognition and Trade Accounts Receivable, Less Estimated Returns, Doubtful Accounts, and Allowances. Revenue from media advertising is recognized, net of agency commissions, when the underlying advertisement is published or broadcast. Revenues from newspaper and magazine subscriptions are recognized upon delivery. Revenues from newspaper retail sales are recognized upon delivery, and revenues from magazine retail sales are recognized on the later of delivery or the cover date, with adequate provision made for anticipated sales returns. The Company bases its estimates for sales returns on historical experience and has not experienced significant fluctuations between estimated and actual return activity. Cable subscriber revenue is recognized monthly as services are delivered. Education revenue is recognized ratably over the period during which educational services are delivered. As Kaplan's businesses and related course offerings have expanded, including distance-learning businesses, the complexity and significance of management estimates have increased.

Accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based primarily on the aging category, historical trends, and management's evaluation of the financial condition of the customer. Accounts receivable have also been reduced by an estimate of advertising rate adjustments and discounts, based on estimates of advertising volumes for contract customers that are eligible for advertising rate adjustments and discounts.

Pension Costs. Excluding expenses related to early retirement programs, the company's net pension credit was $76.9 million, $65.3 million, and $84.4 million for 2001, 2000, and 1999, respectively. The Company's pension benefit costs are actuarially determined and are impacted significantly by the Company's assumptions related to future events, including the discount rate, expected return on plan assets, and rate of compensation increases. At December 30, 2001, the Company modified certain assumptions surrounding the Company's pension plans. Specifically, the Company reduced its assumptions on discount rate from 7.5 percent to 7.0 percent and expected return on plan assets from 9.0 percent to 7.5 percent. These assumption changes are incorporated into the computation of the total benefit obligation at December 30, 2001, and the combined effect on the 2002 pension credit amount is an estimated reduction of $20 million to $25 million. However, due to higher than expected investment returns in 2001, the pension credit for 2002 is expected to be down by $10 million to $15 million compared to 2001. For each one-half percent increase or decrease to the Company's assumed discount rate or expected return on plan assets, the pension credit increases or decreases by approximately $5 million. Note H to the Consolidated Financial Statements provides additional details surrounding pension costs and related assumptions.

Cost Method Investments. The Company uses the cost method of accounting for its minority investments in non-public companies where it does not have significant influence over the operations and management of the investee. Most of the companies represented by these cost method investments have concentrations in Internet-related business activities. Investments are recorded at the lower of cost or fair value as estimated by management. Fair value estimates are based on a review of the investees' product development activities, historical financial results, and projected discounted cash flows. These estimates are highly judgmental, given the inherent lack of marketability of investments in private companies. The Company has recorded write-down charges on cost method investments of $32.4 million, $23.1 million, and $13.6 million in 2001, 2000, and 1999, respectively. Note C to the Consolidated Financial Statements provides additional details surrounding cost method investments.

Kaplan Stock Option Plan. The Company maintains a stock option plan at its Kaplan subsidiary that provides for the issuance of stock options representing 10.6 percent of Kaplan, Inc. common stock to certain members of Kaplan's management. Under the provisions of this plan, options are issued with an exercise price equal to the estimated fair value of Kaplan's common stock. Options vest ratably over five years from issuance, and upon exercise, an option holder has the right to require the Company to repurchase the Kaplan stock at the stock's then fair value. The fair value of Kaplan's common stock is determined by the compensation committee of the Company's Board of Directors, with input from management and an independent outside valuation firm. The compensation committee has historically modified the fair value of Kaplan stock on an annual basis, and management expects this practice to continue. At December 30, 2001, options representing 10.0 percent of Kaplan's common stock were issued and outstanding. For 2001, 2000, and 1999, the Company recorded expense of $25,302,000, $6,000,000, and $7,250,000, respectively, related to this plan. In 2001, payouts from option exercises totaled $2.1 million. At December 30, 2001, the Company's Kaplan stock-based compensation accrual balance totaled $41,400,000. Management expects Kaplan's profits and related fair value to increase significantly again in 2002, with a corresponding increase in the stock-based compensation expense for 2002 as compared to 2001.

Other. The Company does not have any off-balance sheet arrangements or financing activities with special-purpose entities (SPEs). Transactions with related parties, as discussed in Note C to the Consolidated Financial Statements, are in the ordinary course of business and are conducted on an arms-length basis.

OTHER

New Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 supersedes APB 17 and provides, among other provisions, that (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. The Company adopted SFAS No. 142 effective in fiscal 2002 and estimates that the application of its requirements will result in the cessation of most of the periodic charges presently being recorded from the amortization of goodwill and other intangible assets.

Forward-looking Statements. This annual report contains certain forward-looking statements that are based largely on the Company's current expectations. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. For more information about these forward-looking statements and related risks, please refer to the section titled "Forward-looking Statements" in Part 1 of the Company's Annual Report on Form 10-K.

(in thousands, except per share amounts)	Fiscal year ended December 30, 2001	December 31, 2000	January 2, 2000
Operating Revenues			
Advertising	$ 1,209,327	$ 1,396,583	$ 1,330,560
Circulation and subscriber	658,620	601,258	579,693
Education	493,271	352,753	240,075
Other	55,455	61,556	65,243
	2,416,673	2,412,150	2,215,571
Operating Costs and Expenses			
Operating	1,392,750	1,308,063	1,189,734
Selling, general, and administrative	586,758	583,623	474,586
Depreciation of property, plant, and equipment	138,300	117,948	104,235
Amortization of goodwill and other intangibles	78,933	62,634	58,563
	2,196,741	2,072,268	1,827,118
Income from Operations	219,932	339,882	388,453
Equity in losses of affiliates	(68,659)	(36,466)	(8,814)
Interest income	2,167	967	1,097
Interest expense	(49,640)	(54,731)	(26,786)
Other income (expense), net	283,739	(19,782)	21,435
Income Before Income Taxes	387,539	229,870	375,385
Provision for Income Taxes	157,900	93,400	149,600
Net Income	229,639	136,470	225,785
Redeemable Preferred Stock Dividends	(1,052)	(1,026)	(950)
Net Income Available for Common Shares	$ 228,587	$ 135,444	$ 224,835
Basic Earnings per Common Share	$ 24.10	$ 14.34	$ 22.35
Diluted Earnings per Common Share	$ 24.06	$ 14.32	$ 22.30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Fiscal year ended December 30, 2001	December 31, 2000	January 2, 2000
Net Income	$ 229,639	$ 136,470	$ 225,785
Other Comprehensive Income (Loss)			
Foreign currency translation adjustments	(3,104)	(1,685)	(3,289)
Change in net unrealized gain on available-for-sale securities	14,528	13,527	(48,176)
Less reclassification adjustment for realized losses (gains) included in net income	3,238	(197)	(11,995)
	14,662	11,645	(63,460)
Income tax (expense) benefit related to other comprehensive income (loss)	(6,987)	(5,097)	23,460
	7,675	6,548	(40,000)
Comprehensive Income	$ 237,314	$ 143,018	$ 185,785

The information on pages 42 through 54 is an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands)	December 30, 2001	December 31, 2000
Assets		
Current Assets		
Cash and cash equivalents	$ 31,480	$ 20,345
Investments in marketable equity securities	16,366	10,948
Accounts receivable, net	279,328	306,016
Federal and state income taxes	10,253	12,370
Inventories	19,042	15,178
Other current assets	40,388	40,210
	396,857	405,067
Property, Plant, and Equipment		
Buildings	267,658	263,311
Machinery, equipment, and fixtures	1,422,228	1,217,282
Leasehold improvements	79,108	70,706
	1,768,994	1,551,299
Less accumulated depreciation	(794,596)	(736,781)
	974,398	814,518
Land	34,733	38,000
Construction in progress	89,080	74,543
	1,098,211	927,061
Investments in Marketable Equity Securities	219,039	210,189
Investments in Affiliates	80,936	131,629
Goodwill and Other Intangibles, less accumulated amortization of $443,282 and $404,513	1,205,747	1,007,720
Prepaid Pension Cost	447,688	374,084
Deferred Charges and Other Assets	110,620	144,993
	$ 3,559,098	$ 3,200,743

The information on pages 42 through 54 is an integral part of the financial statements.

(in thousands, except share amounts)	December 30, 2001	December 31, 2000
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 298,565	$ 273,076
Deferred subscription revenue	85,525	85,721
Short-term borrowings	50,000	50,000
	434,090	408,797
Postretirement Benefits Other Than Pensions	130,824	128,764
Other Liabilities	192,540	178,029
Deferred Income Taxes	221,949	117,731
Long-Term Debt	883,078	873,267
	1,862,481	1,706,588
Commitments and Contingencies		
Redeemable Preferred Stock, Series A, $1 par value, with a redemption and liquidation value of $1,000 per share; 23,000 shares authorized; 13,132 and 13,148 shares issued and outstanding	13,132	13,148
Preferred Stock, $1 par value; 977,000 shares authorized, none issued	—	—
Common Shareholders' Equity		
Common stock		
Class A common stock, $1 par value; 7,000,000 shares authorized; 1,722,250 and 1,739,250 shares issued and outstanding	1,722	1,739
Class B common stock, $1 par value; 40,000,000 shares authorized; 18,277,750 and 18,260,750 shares issued; 7,772,616 and 7,721,225 shares outstanding	18,278	18,261
Capital in excess of par value	142,814	128,159
Retained earnings	3,029,595	2,854,122
Accumulated other comprehensive income (loss), net of taxes		
Cumulative foreign currency translation adjustment	(9,678)	(6,574)
Unrealized gain on available-for-sale securities	24,281	13,502
Cost of 10,505,134 and 10,539,525 shares of Class B common stock held in treasury	(1,523,527)	(1,528,202)
	1,683,485	1,481,007
	$ 3,559,098	$ 3,200,743

The information on pages 42 through 54 is an integral part of the financial statements.

(in thousands)	Fiscal year ended December 30, 2001	December 31, 2000	January 2, 2000
Cash Flows from Operating Activities:			
Net income	$ 229,639	$ 136,470	$ 225,785
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant, and equipment	138,300	117,948	104,235
Amortization of goodwill and other intangibles	78,933	62,634	58,563
Net pension benefit	(76,945)	(65,312)	(84,416)
Early retirement program expense	3,344	29,049	2,733
Gain from sale or exchange of certain businesses	(321,091)	—	—
Loss (gain) on disposition of marketable equity securities and cost method investments, net	511	(11,588)	(38,799)
Cost method investment and other write-downs	36,672	23,097	13,555
Equity in losses of affiliates, net of distributions	68,659	37,406	9,744
Provision for deferred income taxes	97,302	(7,743)	29,988
Change in assets and liabilities:			
Decrease (increase) in accounts receivable, net	28,803	(44,413)	(28,194)
(Increase) decrease in inventories	(3,390)	(1,265)	6,264
Increase (decrease) in accounts payable and accrued liabilities	24,756	22,192	(7,749)
Decrease (increase) in income taxes receivable	1,591	36,227	(2,909)
Decrease in other assets and other liabilities, net	38,294	23,141	3,314
Other	3,452	10,701	(1,521)
Net cash provided by operating activities	348,830	368,544	290,593
Cash Flows from Investing Activities:			
Investments in certain businesses	(104,356)	(212,274)	(90,455)
Net proceeds from sale of businesses	61,921	1,650	2,000
Purchases of property, plant, and equipment	(224,227)	(172,383)	(130,045)
Purchases of marketable equity securities	—	—	(23,332)
Purchases of cost method investments	(11,675)	(42,459)	(33,549)
Investments in affiliates	(21,112)	(12,430)	—
Proceeds from sale of marketable equity securities	145	6,332	54,805
Other	1,477	8,036	12,605
Net cash used in investing activities	(297,827)	(423,528)	(207,971)
Cash Flows from Financing Activities:			
Issuance of commercial paper, net	10,072	35,071	34,087
Issuance of notes	—	—	397,620
Dividends paid	(54,166)	(52,024)	(53,326)
Common shares repurchased	(445)	(96)	(425,865)
Proceeds from exercise of stock options	4,671	7,056	25,151
Other	—	9,843	—
Net cash used in financing activities	(39,868)	(150)	(22,333)
Net Increase (Decrease) in Cash and Cash Equivalents	11,135	(55,134)	60,289
Cash and Cash Equivalents at Beginning of Year	20,345	75,479	15,190
Cash and Cash Equivalents at End of Year	$ 31,480	$ 20,345	$ 75,479
Supplemental Cash Flow Information:			
Cash paid during the year for:			
Income taxes	$ 52,600	$ 95,000	$ 125,000
Interest, net of amounts capitalized	$ 48,000	$ 52,700	$ 16,000

The information on pages 42 through 54 is an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

(in thousands)	Class A Common Stock	Class B Common Stock	Capital in Excess of Par Value	Retained Earnings	Cumulative Foreign Currency Translation Adjustment	Unrealized Gain on Available-for-Sale Securities	Treasury Stock
Balance, January 3, 1999	$ 1,739	$ 18,261	$ 46,199	$ 2,597,217	$ (1,600)	$ 41,980	$ (1,115,693)
Net income for the year				225,785			
Dividends paid on common stock— $5.20 per share				(52,376)			
Dividends paid on redeemable preferred stock				(950)			
Repurchase of 744,095 shares of Class B common stock							(425,865)
Issuance of 90,247 shares of Class B common stock, net of restricted stock award forfeitures			16,023				10,425
Change in foreign currency translation adjustment (net of taxes)					(3,289)		
Change in unrealized gain on available-for-sale securities (net of taxes)						(36,711)	
Issuance of subsidiary stock (net of taxes)			34,571				
Tax benefits arising from employee stock plans			12,074				
Balance, January 2, 2000	1,739	18,261	108,867	2,769,676	(4,889)	5,269	(1,531,133)
Net income for the year				136,470			
Dividends paid on common stock— $5.40 per share				(50,998)			
Dividends paid on redeemable preferred stock				(1,026)			
Repurchase of 200 shares of Class B common stock							(96)
Issuance of 21,279 shares of Class B common stock, net of restricted stock award forfeitures			4,433				3,027
Change in foreign currency translation adjustment (net of taxes)					(1,685)		
Change in unrealized gain on available-for-sale securities (net of taxes)						8,233	
Issuance of subsidiary stock (net of taxes)			13,332				
Tax benefits arising from employee stock plans			1,527				
Balance, December 31, 2000	1,739	18,261	128,159	2,854,122	(6,574)	13,502	(1,528,202)
Net income for the year				229,639			
Dividends paid on common stock— $5.60 per share				(53,114)			
Dividends paid on redeemable preferred stock				(1,052)			
Repurchase of 714 shares of Class B common stock							(445)
Issuance of 35,105 shares of Class B common stock, net of restricted stock award forfeitures			10,639				5,120
Change in foreign currency translation adjustment (net of taxes)					(3,104)		
Change in unrealized gain on available-for-sale securities (net of taxes)						10,779	
Conversion of Class A common stock to Class B common stock	(17)	17					
Tax benefits arising from employee stock plans			4,016				
Balance, December 30, 2001	$ 1,722	$ 18,278	$ 142,814	$ 3,029,595	$ (9,678)	$ 24,281	$ (1,523,527)

The information on pages 42 through 54 is an integral part of the financial statements.

A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Washington Post Company (the "Company") is a diversified media organization whose principal operations consist of newspaper publishing (primarily The Washington Post newspaper), television broadcasting (through the ownership and operation of six network-affiliated television stations), the ownership and operation of cable television systems, and magazine publishing (primarily Newsweek magazine). Through its subsidiary Kaplan, Inc., the Company provides educational services for individuals, schools, and businesses. The Company also owns and operates a number of media web sites for the primary purpose of developing the Company's newspaper and magazine publishing businesses on the World Wide Web.

Fiscal Year. The Company reports on a 52–53 week fiscal year ending on the Sunday nearest December 31. The fiscal years 2001, 2000, and 1999, which ended on December 30, 2001, December 31, 2000, and January 2, 2000, respectively, included 52 weeks. With the exception of the newspaper publishing operations, subsidiaries of the Company report on a calendar-year basis.

Principles of Consolidation. The accompanying financial statements include the accounts of the Company and its subsidiaries; significant intercompany transactions have been eliminated.

Presentation. Certain amounts in previously issued financial statements have been reclassified to conform to the 2001 presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash Equivalents. Short-term investments with original maturities of 90 days or less are considered cash equivalents.

Investments in Marketable Equity Securities. The Company's investments in marketable equity securities are classified as available-for-sale and therefore are recorded at fair value in the Consolidated Balance Sheets, with the change in fair value during the period excluded from earnings and recorded net of tax as a separate component of comprehensive income. Marketable equity securities that the Company expects to hold long-term are classified as non-current assets.

Inventories. Inventories are valued at the lower of cost or market. Cost of newsprint is determined by the first-in, first-out method, and cost of magazine paper is determined by the specific-cost method.

Property, Plant, and Equipment. Property, plant, and equipment is recorded at cost and includes interest capitalized in connection with major long-term construction projects. Replacements and major improvements are capitalized; maintenance and repairs are charged to operations as incurred.

Depreciation is calculated using the straight-line method over the estimated useful lives of the property, plant, and equipment: 3 to 20 years for machinery and equipment, and 20 to 50 years for buildings. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.

Investments in Affiliates. The Company uses the equity method of accounting for its investments in and earnings or losses of affiliates that it does not control but over which it does exert significant influence.

Cost Method Investments. The Company uses the cost method of accounting for its minority investments in non-public companies where it does not have significant influence over the operations and management of the investee. Investments are recorded at the lower of cost or fair value as estimated by management. Charges recorded to write-down cost method investments to estimated fair value and gross realized gains or losses upon the sale of cost method investments are included in "Other income (expense), net" in the Consolidated Statements of Income.

Goodwill and Other Intangibles. Goodwill and other intangibles represent the unamortized excess of the cost of acquiring subsidiary companies over the fair values of such companies' net tangible assets at the dates of acquisition. Goodwill and other intangibles are being amortized by use of the straight-line method over periods ranging from 15 to 40 years (with the majority being amortized over 15 to 25 years). See New Accounting Pronouncements below for additional discussion.

Long-lived Assets. The recoverability of long-lived assets, including goodwill and other intangibles, is assessed whenever adverse events and changes in circumstances indicate that previously anticipated undiscounted cash flows warrant assessment.

Program Rights. The broadcast subsidiaries are parties to agreements that entitle them to show syndicated and other programs on television. The costs of such program rights are recorded when the programs are available for broadcasting, and such costs are charged to operations as the programming is aired.

Revenue Recognition. Revenue from media advertising is recognized, net of agency commissions, when the underlying advertisement is published or broadcast. Revenues from newspaper and magazine subscriptions are recognized upon delivery. Revenues from newspaper retail sales are recognized upon delivery, and revenues from magazine retail sales are recognized on the later of delivery or cover date, with adequate provision made for anticipated sales returns. Cable subscriber revenue is recognized monthly as services are delivered. Education revenue is recognized ratably over the period during which educational services are delivered.

The Company bases its estimates for sales returns on historical experience and has not experienced significant fluctuations between estimated and actual return activity. Amounts received from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned after one year is included in "Other Liabilities" in the Consolidated Balance Sheets.

Postretirement Benefits Other Than Pensions. The Company provides healthcare and life insurance benefits for certain retired employees. The expected cost of providing these postretirement benefits is accrued over the years that employees render services.

Income Taxes. The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

Foreign Currency Translation. Gains and losses on foreign currency transactions and the translation of the accounts of the Company's foreign operations where the U.S. dollar is the functional currency are recognized currently in the Consolidated Statements of Income. Gains and losses on translation of the accounts of the Company's foreign operations, where the local currency is the functional currency, and the Company's equity investments in its foreign affiliates are accumulated and reported as a separate component of equity and comprehensive income.

Stock-based Compensation. The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures of net income and earnings per share as if the fair value based method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," had been applied in measuring compensation expense are provided in Note G.

Sale of Subsidiary/Affiliate Securities. The Company records investment basis gains arising from the sale of equity interests in subsidiaries and affiliates that are in the early stages of building their operations as additional paid-in capital, net of taxes.

New Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 supersedes APB 17 and provides, among other provisions, that (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit level, (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and (4) the amortization period of intangible assets with finite lives will no longer be limited to 40 years. The Company adopted SFAS No. 142 effective in fiscal 2002 and estimates that the application of its requirements will result in the cessation of most of the periodic charges presently being recorded from the amortization of goodwill and other intangible assets.

B ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts receivable at December 30, 2001 and December 31, 2000 consist of the following:

(in thousands)	2001	2000
Trade accounts receivable, less estimated returns, doubtful accounts, and allowances of $73,248 and $65,198	$ 261,898	$ 277,788
Other accounts receivable	17,430	28,228
	$ 279,328	$ 306,016

Accounts payable and accrued liabilities at December 30, 2001 and December 31, 2000 consist of the following:

(in thousands)	2001	2000
Accounts payable and accrued expenses	$ 158,744	$ 163,197
Accrued compensation and related benefits	89,061	66,169
Deferred tuition revenue	45,219	36,414
Due to affiliates (newsprint)	5,541	7,296
	$ 298,565	$ 273,076

C INVESTMENTS

Investments in Marketable Equity Securities. Investments in marketable equity securities at December 30, 2001 and December 31, 2000 consist of the following:

(in thousands)	2001	2000
Total cost	$ 195,661	$ 199,159
Net unrealized gains	39,744	21,978
Total fair value	$ 235,405	$ 221,137

At December 30, 2001 and December 31, 2000, the Company's ownership of 2,634 shares of Berkshire Hathaway Inc. ("Berkshire") Class A common stock and 9,845 shares of Berkshire Class B common stock accounted for $219,039,000, or 93 percent, and $210,189,000, or 95 percent, respectively, of the total fair value of the Company's investments in marketable equity securities. The remaining investments in marketable equity securities at December 30, 2001 and December 31, 2000 consisted of common stock investments in various publicly traded companies, most of which have concentrations in Internet business activities. In most cases, the Company obtained ownership of these common stocks as a result of merger or acquisition transactions in which these companies merged or acquired various small Internet-related companies in which the Company held minor investments.

Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities; the most significant of which consist of property and casualty insurance business conducted on both a direct and reinsurance basis. Berkshire also owns approximately 18 percent of the common stock of the Company. The chairman, chief executive officer, and largest shareholder of Berkshire, Mr. Warren Buffett, is a member of the Company's Board of Directors. Neither Berkshire nor Mr. Buffett participated in the Company's evaluation, approval, or execution of its decision to invest in Berkshire common stock. The Company's investment in Berkshire common stock is less than 1 percent of the consolidated equity of Berkshire. At December 30, 2001 and at December 31, 2000, the gross unrealized gain related to the Company's Berkshire stock investment totaled $34,121,000 and $25,271,000, respectively. The Company presently intends to hold the Berkshire common stock investment long term; thus the investment has been classified as a non-current asset in the Consolidated Balance Sheets.

During 2001, 2000, and 1999 proceeds from sales of marketable equity securities were $145,000, $6,332,000, and $54,805,000, respectively, and gross realized (losses) gains on such sales were ($354,000), $4,929,000, and $38,799,000, respectively. Gross realized gains or losses upon the sale of marketable equity securities are included in "Other income (expense), net" in the Consolidated Statements of Income. For purposes of computing realized gains and losses, the cost basis of securities sold is determined by specific identification.

Investments in Affiliates. The Company's investments in affiliates at December 30, 2001 and December 31, 2000 include the following:

(in thousands)	2001	2000
BrassRing	$ 19,992	$ 73,310
Bowater Mersey Paper Company	45,822	40,227
International Herald Tribune	14,480	17,561
Other	642	531
	$ 80,936	$ 131,629

The Company's investments in affiliates consist of a 39.7 percent common equity interest in BrassRing LLC, which provides recruiting, career development, and hiring management services for employers and job candidates; a 49 percent interest in the common stock of Bowater Mersey Paper Company Limited, which owns and operates a newsprint mill in Nova Scotia; a 50 percent common stock interest in the International Herald Tribune Newspaper, published near Paris, France; and a 50 percent common stock interest in the Los Angeles Times-Washington Post News Service, Inc.

Summarized financial data for the affiliates' operations are as follows:

(in thousands)	2001	2000	1999
Financial Position:			
Working capital	$ (8,767)	$ 29,427	$ 69,155
Property, plant, and equipment	126,682	143,749	133,425
Total assets	246,321	432,458	365,694
Long-term debt	—	—	—
Net equity	125,211	291,481	236,597
Results of Operations:			
Operating revenues	$ 317,389	$ 345,913	$ 267,788
Operating loss	(14,793)	(27,505)	(37,889)
Net loss	(157,409)	(77,739)	(40,035)

The following table summarizes the status and results of the Company's investments in affiliates:

(in thousands)	2001	2000
Beginning investment	$ 131,629	$ 140,669
Issuance of stock by BrassRing, Inc.	—	21,973
Additional investment	21,112	12,480
Equity in losses	(68,659)	(36,466)
Dividends and distributions received	—	(940)
Foreign currency translation	(3,122)	(1,685)
Other	(24)	(4,402)
Ending investment	$ 80,936	$ 131,629

On September 29, 1999, the Company merged its career fair and HireSystems businesses together and renamed the combined operations BrassRing, Inc. On the same date, BrassRing issued stock representing a 46 percent equity interest to two parties under two separate transactions for cash and businesses with an aggregate fair value of $87,000,000. As a result of this transaction, the Company's ownership of BrassRing was reduced to 54 percent, and the minority investors were granted certain participatory rights. As such, the Company de-consolidated BrassRing on September 29, 1999 and recorded its investment under the equity method of accounting. The 1999 increase in the basis of the Company's investment in BrassRing resulting from this transaction of $34,571,000, net of taxes, was recorded as contributed capital.

During 2000, BrassRing issued stock to various parties in connection with its acquisitions of various career fair and recruiting services companies. The effect of these transactions reduced the Company's investment interest in BrassRing to 42 percent, from 54 percent, at January 2, 2000, and increased the Company's investment basis in BrassRing by $13,332,000, net of taxes. The increase in investment basis was recorded as contributed capital.

BrassRing accounted for approximately $75.1 million of the 2001 equity in losses of affiliates compared to $37.0 million in 2000. The increase in 2001 equity in affiliate losses from BrassRing is largely due to a one-time non-cash goodwill and other intangibles impairment charge that BrassRing recorded in 2001 primarily to reduce the carrying value of its career fair business. As a substantial portion of BrassRing's losses arose from goodwill and intangible amortization expense for both 2001 and 2000, the $75.1 million and $37.0 million of equity in affiliate losses recorded by the Company in 2001 and 2000 did not require significant funding by the Company.

In December 2001, BrassRing, Inc. was restructured, and the Company's interest in BrassRing, Inc. was converted into an interest in the newly-formed BrassRing LLC. At December 30, 2001, the Company held a 39.7 percent interest in the BrassRing LLC common equity and a $14.9 million Subordinated Convertible Promissory Note from BrassRing LLC.

Cost Method Investments. The Company's cost method investments consist of minority investments in non-public companies where the Company does not have significant influence over the investees' operating and management decisions. Most of the companies represented by these cost method investments have concentrations in Internet-related business activities. At December 30, 2001 and December 31, 2000, the carrying value of the Company's cost method investments was $29,595,000 and $48,617,000, respectively. Cost method investments are included in "Deferred Charges and Other Assets" in the Consolidated Balance Sheets.

During 2001, 2000, and 1999, the Company invested $11,675,000, $42,459,000 and $33,549,000, respectively, in companies constituting cost method investments and recorded charges of $32,415,000, $23,097,000, and $13,555,000, respectively, to write-down cost method investments to estimated fair value. Charges recorded to write-down cost method investments are included in "Other income (expense), net" in the Consolidated Statements of Income.

During 2001 and 2000, proceeds from sales of cost method investments were $451,000 and $7,070,000, and gross realized (losses) gains on such sales were ($157,000) and $6,570,000, respectively. There were no sales of cost method investments in 1999. Gross realized gains or losses upon the sale of cost method investments are included in "Other income (expense), net" in the Consolidated Statements of Income.

F. INCOME TAXES

The provision for income taxes consists of the following:

(in thousands)	Current	Deferred
2001		
U.S. Federal	$ 48,253	$ 86,384
Foreign	1,270	714
State and local	11,075	10,204
	$ 60,598	$ 97,302
2000		
U.S. Federal	$ 77,517	$ 4,854
Foreign	1,033	75
State and local	22,593	(12,672)
	$101,143	$ (7,743)
1999		
U.S. Federal	$ 94,609	$ 30,346
Foreign	1,306	(22)
State and local	23,697	(336)
	$119,612	$ 29,988

The provision for income taxes exceeds the amount of income tax determined by applying the U.S. Federal statutory rate of 35 percent to income before taxes as a result of the following:

(in thousands)	2001	2000	1999
U.S. Federal statutory taxes	$ 135,639	$ 80,455	$ 131,385
State and local taxes, net of U.S. Federal income tax benefit	13,832	6,449	15,185
Amortization of goodwill not deductible for income tax purposes	6,988	5,011	4,178
Other, net	1,441	1,485	(1,148)
Provision for income taxes	$ 157,900	$ 93,400	$ 149,600

Deferred income taxes at December 30, 2001 and December 31, 2000 consist of the following:

(in thousands)	2001	2000
Accrued postretirement benefits	$ 56,955	$ 55,280
Other benefit obligations	73,080	60,676
Accounts receivable	15,949	17,296
State income tax loss carryforwards	17,218	12,013
Other	14,886	20,693
Deferred tax asset	178,088	165,958
Property, plant, and equipment	110,763	84,164
Prepaid pension cost	181,434	152,609
Affiliate operations	(1,195)	18,365
Unrealized gain on available-for-sale securities	15,475	8,476
Goodwill and other intangibles	93,286	18,277
Other	274	1,798
Deferred tax liability	400,037	283,689
Deferred income taxes	$ 221,949	$ 117,731

E DEBT

At December 30, 2001, the Company had $933,078,000 in total debt outstanding, which comprised $533,896,000 of commercial paper borrowings, $398,142,000 of 5.5 percent unsecured notes due February 15, 2009, and $1,040,000 in other debt. At December 30, 2001, the Company has classified $483,896,000 of its commercial paper borrowings as "Long-Term Debt" in its Consolidated Balance Sheets as the Company has the ability and intent to finance such borrowings on a long-term basis under its credit agreements.

Interest on the 5.5 percent unsecured notes is payable semi-annually on February 15 and August 15.

At December 30, 2001 and December 31, 2000, the average interest rate on the Company's outstanding commercial paper borrowings was 2.0 percent and 6.6 percent, respectively. The Company's commercial paper borrowings are supported by a five-year $500,000,000 revolving credit facility and a one-year $250,000,000 revolving credit facility, which expire in March 2003 and September 2002, respectively.

Under the terms of the $500,000,000 revolving credit facility, interest on borrowings is at floating rates, and the Company is required to pay an annual facility fee of 0.055 percent and 0.15 percent on the unused and used portions of the facility, respectively. Under the terms of the $250,000,000 revolving credit facility, interest on borrowings is at floating rates, and the Company is required to pay a variable facility fee of 0.05 percent and 0.20 percent per annum on the unused and used portions of the facility, respectively. Both revolving credit facilities contain certain covenants, including a financial covenant that the Company maintain at least $850,000,000 of consolidated shareholders' equity.

The Company incurred interest costs on its borrowing of $47,473,000 and $53,764,000 during 2001 and 2000, respectively. No interest expense was capitalized in 2001 or 2000.

At December 30, 2001 and December 31, 2000, the fair value of the Company's 5.5 percent unsecured notes, based on quoted market prices, totaled $387,720,000 and $376,200,000, respectively, compared with the carrying amount of $398,142,000 and $397,881,000, respectively.

The carrying value of the Company's commercial paper borrowings at December 30, 2001 and December 31, 2000 approximates fair value.

F REDEEMABLE PREFERRED STOCK

In connection with the acquisition of a cable television system in 1996, the Company issued 11,947 shares of its Series A Preferred Stock. On February 23, 2000, the Company issued an additional 1,275 shares related to this transaction. From 1998 to 2001, 90 shares of Series A Preferred Stock were redeemed at the request of a Series A Preferred Stockholder.

The Series A Preferred Stock has a par value of $1.00 per share and a liquidation preference of $1,000 per share; it is redeemable by the Company at any time on or after October 1, 2015 at a redemption price of $1,000 per share. In addition, the holders of such stock have a right to require the Company to purchase their shares at the redemption price during an annual 60-day election period; the first such period began on February 23, 2001. Dividends on the Series A Preferred Stock are payable four times a year at the annual rate of $80.00 per share and in preference to any dividends on the Company's common stock. The Series A Preferred Stock is not convertible into any other security of the Company, and the holders thereof have no voting rights except with respect to any proposed changes in the preferences and special rights of such stock.

G CAPITAL STOCK, STOCK AWARDS, AND STOCK OPTIONS

Capital Stock. Each share of Class A common stock and Class B common stock participates equally in dividends. The Class B stock has limited voting rights and as a class has the right to elect 30 percent of the Board of Directors; the Class A stock has unlimited voting rights, including the right to elect a majority of the Board of Directors.

During 2001, 2000, and 1999, the Company purchased a total of 714, 200, and 744,095 shares, respectively, of its Class B common stock at a cost of approximately $445,000, $96,000, and $425,865,000.

Stock Awards. In 1982, the Company adopted a long-term incentive compensation plan, which, among other provisions, authorizes the awarding of Class B common stock to key employees. Stock awards made under this incentive compensation plan are subject to the general restriction that stock awarded to a participant will be forfeited and revert to Company ownership if the participant's employment terminates before the end of a specified period of service to the Company. At December 30, 2001, there were 70,775 shares reserved for issuance under the incentive compensation plan. Of this number, 29,895 shares were subject to awards outstanding, and 40,880 shares were available for future awards. Activity related to stock awards under the long-term incentive compensation plan for the years ended December 30, 2001, December 31, 2000, and January 2, 2000 was as follows:

	2001		2000		1999	
	Number of Shares	Average Award Price	Number of Shares	Average Award Price	Number of Shares	Average Award Price
Awards Outstanding						
Beginning of year..	30,165	$413.28	31,360	$412.86	30,730	$405.40
Awarded.......	16,865	608.96	1,155	501.72	2,615	543.02
Vested.........	(15,200)	364.13	(99)	330.75	(167)	349.00
Forfeited.......	(1,935)	555.02	(2,251)	456.41	(1,818)	479.90
End of year.......	29,895	$539.25	30,165	$413.28	31,360	$412.86

In addition to stock awards granted under the long-term incentive compensation plan, the Company also made stock awards of 3,300 shares in 2001, 1,950 shares in 2000, and 1,750 shares in 1999.

For the share awards outstanding at December 30, 2001, the aforementioned restriction will lapse in 2002 for 1,446 shares, in 2003 for 15,799 shares, in 2004 for 2,450 shares, and in 2005 for 18,430 shares. Stock-based compensation costs resulting from stock awards reduced net income by $2.6 million ($0.27 per share, basic and diluted), $2.4 million ($0.25 per share, basic and diluted), and $2.2 million ($0.22 per share, basic and diluted), in 2001, 2000, and 1999, respectively.

Stock Options. The Company's employee stock option plan, which was adopted in 1971 and amended in 1993, reserves 1,900,000 shares of the Company's Class B common stock for options to be granted under the plan. The purchase price of the shares covered by an option cannot be less than the fair value on the granting date. At December 30, 2001, there were 486,700 shares reserved for issuance under the stock option plan, of which 170,575 shares were subject to options outstanding, and 316,125 shares were available for future grants.

Changes in options outstanding for the years ended December 30, 2001, December 31, 2000, and January 2, 2000 were as follows:

	2001		2000		1999	
	Number of Shares	Average Option Price	Number of Shares	Average Option Price	Number of Shares	Average Option Price
Beginning of year..	166,450	$465.55	156,497	$470.64	246,072	$404.48
Granted........	24,000	522.75	89,500	544.90	3,750	516.36
Exercised......	(16,875)	276.79	(20,425)	345.46	(87,825)	288.43
Forfeited.......	(3,000)	546.04	(59,122)	643.71	(5,500)	450.86
End of year......	170,575	$490.86	166,450	$465.55	156,497	$470.64

Of the shares covered by options outstanding at the end of 2001, 89,388 are now exercisable, 30,313 will become exercisable in 2002, 25,562 will become exercisable in 2003, 19,312 will become exercisable in 2004, and 6,000 will become exercisable in 2005. Information related to stock options outstanding at December 30, 2001, is as follows:

Range of Exercise Prices	Number Outstanding at 12/30/01	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable at 12/30/01	Weighted Average Exercise Price
$ 222–299	13,500	2.7	251.11	13,500	251.11
344	11,500	5.0	343.94	11,500	343.94
472–484	30,825	6.6	473.93	25,950	472.57
500–596	114,750	8.7	538.34	38,438	535.66

All options were granted at an exercise price equal to or greater than the fair market value of the Company's common stock at the date of grant. The weighted average fair value for options granted during 2001, 2000, and 1999 was $107.78, $161.15, and $157.77, respectively. The fair value of options at date of grant was estimated using the Black-Scholes method utilizing the following assumptions:

	2001	2000	1999
Expected life (years)........	7	7	7
Interest rate.................	2.30%	5.98%	6.19%
Volatility.....................	19.46%	17.9%	16.0%
Dividend yield..............	1.1%	1.0%	1.1%

Had the fair values of options granted after 1995 been recognized as compensation expense, net income would have been reduced by $3.6 million ($0.38 per share, basic and diluted), $3.8 million ($0.40 per share, basic and diluted), and $1.9 million ($0.19 per share, basic and diluted) in 2001, 2000, and 1999, respectively.

The Company also maintains a stock option plan at its Kaplan subsidiary that provides for the issuance of stock options representing 10.6 percent of Kaplan, Inc. common stock to certain members of Kaplan's management. Under the provisions of this plan, options are issued with an exercise price equal to the estimated fair value of Kaplan's common stock. Options vest ratably over five years from issuance, and upon exercise, an option holder has the right to require the Company to repurchase the Kaplan stock at the stock's then fair value. The fair value of Kaplan's common stock is determined by the Company's compensation committee. At December 30, 2001, options representing 10.0 percent of Kaplan's common stock were issued and outstanding. For 2001, 2000, and 1999, the Company recorded expense of $25,302,000, $6,000,000, and $7,250,000, respectively, related to this plan. In 2001, payouts from option exercises totaled $2.1 million. At December 30, 2001, the Company's stock-based compensation accrual balance totaled $41.4 million.

Average Number of Shares Outstanding. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during each year. Diluted earnings per common share are based upon the weighted average number of shares of common stock outstanding each year, adjusted for the dilutive effect of shares issuable under outstanding stock options. Basic and diluted weighted average share information for 2001, 2000, and 1999 is as follows:

	Basic Weighted Average Shares	Dilutive Effect of Stock Options	Diluted Weighted Average Shares
2001	9,486,386	13,173	9,499,559
2000	9,445,466	14,362	9,459,828
1999	10,060,578	21,206	10,081,784

H PENSIONS AND OTHER POSTRETIREMENT PLANS

The Company maintains various pension and incentive savings plans and contributes to several multi-employer plans on behalf of certain union-represented employee groups. Substantially all of the Company's employees are covered by these plans.

The Company also provides healthcare and life insurance benefits to certain retired employees. These employees become eligible for benefits after meeting age and service requirements.

The following table sets forth obligation, asset, and funding information for the Company's defined benefit pension and postretirement plans at December 30, 2001 and December 31, 2000:

	Pension Plans		Postretirement Plans	
(in thousands)	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of year	$ 391,166	$ 344,611	$ 93,243	$ 86,938
Service cost	15,393	14,566	3,707	3,496
Interest cost	27,526	24,962	6,811	6,338
Amendments	5,182	29,442	—	1,968
Actuarial loss (gain)	22,334	(5,091)	6,519	(1,199)
Benefits paid	(30,584)	(17,324)	(4,888)	(4,298)
Benefit obligation at end of year	$ 431,017	$ 391,166	$ 105,392	$ 93,243
Change in plan assets				
Fair value of assets at beginning of year	$1,314,885	$1,119,916	—	—
Actual return on plan assets	143,253	212,293	—	—
Employer contributions	—	—	$ 4,888	$ 4,298
Benefits paid	(30,584)	(17,324)	(4,888)	(4,298)
Fair value of assets at end of year	$1,427,554	$1,314,885	$ —	$ —
Funded status	$ 996,537	$ 923,719	$(105,392)	$ (93,243)
Unrecognized transition asset	(8,852)	(15,354)	—	—
Unrecognized prior service cost	16,949	17,230	(501)	(663)
Unrecognized actuarial gain	(556,946)	(551,511)	(24,931)	(34,858)
Net prepaid (accrued) cost	$ 447,688	$ 374,084	$(130,824)	$ (128,764)

The total (income) cost arising from the Company's defined benefit pension and postretirement plans for the years ended December 30, 2001, December 31, 2000, and January 2, 2000 consists of the following components:

	Pension Plans			Postretirement Plans		
(in thousands)	2001	2000	1999	2001	2000	1999
Service cost	$ 15,393	$ 14,566	$ 14,756	$ 3,707	$3,496	$3,585
Interest cost	27,526	24,962	23,584	6,811	6,338	6,039
Expected return on assets	(97,567)	(85,522)	(92,566)	—	—	—
Amortization of transition asset	(6,502)	(7,585)	(7,665)	—	—	—
Amortization of prior service cost	2,122	2,091	2,110	(162)	(162)	(162)
Recognized actuarial gain	(17,917)	(13,824)	(24,635)	(3,408)	(2,870)	(2,886)
Net periodic (benefit) cost for the year	(76,945)	(65,312)	(84,416)	6,948	6,802	6,576
Early retirement programs expense	3,344	29,049	2,733	—	1,968	—
Total (benefit) cost for the year	$ (73,601)	$ (36,263)	$ (81,683)	$ 6,948	$8,770	$6,576

The costs for the Company's defined benefit pension and postretirement plans are actuarially determined. Key assumptions utilized at December 30, 2001, December 31, 2000, and January 2, 2000 include the following:

	Pension Plans			Postretirement Plans		
	2001	2000	1999	2001	2000	1999
Discount rate	7.0%	7.5%	7.5%	7.0%	7.5%	7.5%
Expected return on plan assets	7.5%	9.0%	9.0%	—	—	—
Rate of compensation increase	4.0%	4.0%	4.0%	—	—	—

The assumed healthcare cost trend rate used in measuring the postretirement benefit obligation at December 30, 2001 was 6.3 percent for pre-age 65 benefits (5.9 percent for post-age 65 benefits), decreasing to 5 percent in the year 2005 and thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A change of 1 percentage point in the assumed healthcare cost trend rates would have the following effects:

(in thousands)	1% Increase	1% Decrease
Benefit obligation at end of year	$ 15,751	$ (14,713)
Service cost plus interest cost	1,654	(1,604)

Contributions to multi-employer pension plans, which are generally based on hours worked, amounted to $1,800,000 in 2001, $1,100,000 in 2000, and $2,300,000 in 1999.

The Company recorded expense associated with retirement benefits provided under incentive savings plans (primarily 401(k) plans) of approximately $14,500,000 in 2001 and $13,300,000 in 2000 and 1999.

LEASE AND OTHER COMMITMENTS

The Company leases real property under operating agreements. Many of the leases contain renewal options and escalation clauses that require payments of additional rent to the extent of increases in the related operating costs.

At December 30, 2001, future minimum rental payments under noncancelable operating leases approximate the following:

(in thousands)	
2002	$ 51,770
2003	46,780
2004	41,030
2005	35,253
2006	30,417
Thereafter	72,389
	$ 277,639

Minimum payments have not been reduced by minimum sublease rentals of $4,500,000 due in the future under noncancelable subleases.

Rent expense under operating leases included in operating costs and expenses was approximately $58,300,000, $49,700,000, and $33,600,000 in 2001, 2000, and 1999, respectively. Sublease income was approximately $1,500,000, $1,150,000, and $433,000 in 2001, 2000, and 1999, respectively.

The Company's broadcast subsidiaries are parties to certain agreements that commit them to purchase programming to be produced in future years. At December 30, 2001, such commitments amounted to approximately $59,550,000. If such programs are not produced, the Company's commitment would expire without obligation.

ACQUISITIONS, EXCHANGES, AND DISPOSITIONS

The Company completed business acquisitions and exchanges, having spent approximately $104,400,000 in 2001, $212,300,000 in 2000 (including assumed debt and related acquisition costs), and $90,500,000 in 1999. All of these acquisitions were accounted for using the purchase method, and accordingly, the assets and liabilities of the companies acquired have been recorded at their estimated fair values at the date of acquisition. The purchase price allocations for these acquisitions mostly comprised goodwill and other intangibles.

The Company's acquisitions in 2001 principally included the purchase of Southern Maryland Newspapers, a division of Chesapeake Publishing Corporation, and amounts paid as part of a cable system exchange with AT&T Broadband. During 2001, the Company also acquired a provider of CFA exam preparation services and a company that provides pre-certification training for real estate, insurance, and securities professionals.

Southern Maryland Newspapers publishes the Maryland Independent in Charles County, Maryland; The Lexington Park Enterprise in St. Mary's County, Maryland; and The Calvert Recorder in Calvert County, Maryland, with a combined total paid circulation of approximately 50,000.

The cable system exchange with AT&T Broadband was completed on March 1, 2001 and consisted of the exchange by the Company of its cable systems in Modesto and Santa Rosa, California, and approximately $42.0 million to AT&T Broadband for cable systems serving approximately 155,000 subscribers principally located in Idaho. In a related transaction on January 11, 2001, the Company completed the sale of a cable system serving about 15,000 subscribers in Greenwood, Indiana, for $61.9 million. The gain resulting from the cable system sale and exchange transactions increased net income by $196.5 million, or $20.69 per share. For income tax purposes, substantial components of the cable system sale and exchange transactions qualify as like-kind exchanges, and therefore, a large portion of these transactions does not result in a current tax liability.

On August 2, 2000, the Company acquired Quest Education Corporation (Quest) for approximately $177,700,000, including assumed debt. The acquisition of Quest was completed through an all cash tender offer in which the Company purchased substantially all of the outstanding stock of Quest for $18.35 per share. The acquisition was financed through the issuance of additional borrowings. Quest is a provider of post-secondary education offering Bachelor's degrees, Associate's degrees, and diploma programs primarily in the fields of healthcare, business, and information technology.

In addition, the Company acquired two cable systems serving approximately 8,500 subscribers in Nebraska (in June 2000) and Mississippi (in August 2000) for approximately $16,200,000, as well as various other smaller businesses throughout 2000 for $18,400,000 (principally consisting of educational services companies).

During 1999, the Company acquired cable systems serving 10,300 subscribers in North Dakota, Oklahoma, and Arizona (April and August 1999 for $18,300,000); two Certified Financial Analyst test preparation companies (November and December 1999 for $16,000,000), and a travel guide magazine (in December 1999 for $10,200,000). In addition, the Company acquired various other smaller businesses throughout 1999 for $46,000,000 (principally consisting of educational services companies).

The results of operations for each of the businesses acquired are included in the Consolidated Statements of Income from their respective dates of acquisition. Pro forma results of operations for 2001, 2000, and 1999, assuming the acquisitions occurred at the beginning of 1999, are not materially different from reported results of operations.

In June 1999, the Company sold the assets of Legi-Slate, Inc., its online services subsidiary that covered Federal legislation and regulation. No significant gain or loss was realized as a result of the sale.

K CONTINGENCIES

The Company and its subsidiaries are parties to various civil lawsuits that have arisen in the ordinary course of their businesses, including actions for libel and invasion of privacy, and also to an antitrust lawsuit related to the acquisition by a subsidiary of a group of community newspapers in 2001. Management does not believe that any litigation pending against the Company will have a material adverse effect on its business or financial condition.

The Company's education division derives a portion of its net revenues from financial aid received by its students under Title IV programs ("Title IV Programs") administered by the United States Department of Education pursuant to the Federal Higher Education Act of 1965 ("HEA"), as amended. In order to participate in Title IV Programs, the Company must comply with complex standards set forth in the HEA and the regulations promulgated thereunder (the "Regulations"). The failure to comply with the requirements of HEA or the Regulations could result in the restriction or loss of the ability to participate in Title IV Programs and subject the Company to financial penalties. For the years ended December 30, 2001 and December 31, 2000, approximately $101,500,000 and $35,000,000, respectively, of the Company's education division revenues were derived from financial aid received by students under Title IV Programs. These revenues were earned and recognized by Quest following the Company's acquisition of Quest in August 2000. Management believes that the Company's education division schools that participate in Title IV Programs are in material compliance with the standards set forth in the HEA and the Regulations.

L BUSINESS SEGMENTS

The Company operates principally in four areas of the media business: newspaper publishing, television broadcasting, magazine publishing, and cable television. Through its subsidiary Kaplan, Inc., the Company also provides educational services for individuals, schools, and businesses.

Newspaper operations involve the publication of newspapers in the Washington, D.C., area and Everett, Washington; newsprint warehousing and recycling facilities; and the Company's electronic media publishing business (primarily washingtonpost.com).

Magazine operations consist principally of the publication of a weekly news magazine, Newsweek, which has one domestic and three international editions, the publication of a travel magazine, and the publication of business periodicals for the computer services industry and the Washington-area technology community.

Revenues from both newspaper and magazine publishing operations are derived from advertising and, to a lesser extent, from circulation.

Broadcast operations are conducted through six VHF television stations. All stations are network affiliated, with revenues derived primarily from sales of advertising time.

Cable television operations consist of cable systems offering basic cable and pay television services to approximately 752,700 subscribers in 19 midwestern, western, and southern states. The principal source of revenues is monthly subscription fees charged for services.

Educational products and services are provided through the Company's wholly-owned subsidiary Kaplan, Inc. Kaplan's major lines of businesses include Test Preparation and Admissions, providing test preparation services for college and graduate school entrance exams; Kaplan Professional, providing educational services to business people and other professionals; Score!, offering multimedia learning and private tutoring to children and educational resources to parents; and Kaplan's higher education division, which includes Quest, a provider of post-secondary education offering Bachelor's degrees, Associate's degrees, and diploma programs primarily in the fields of healthcare, business, and information technology, and The Kaplan Colleges, Kaplan's distance-learning businesses, including kaplancollege.com. In early 2002, Kaplan put all of its post-secondary schools (Quest and The Kaplan Colleges) under a single higher education division.

Other businesses and corporate office includes the Company's corporate office. Through the first half of 1999, the other businesses and corporate office segment also includes the results of Legi-Slate, Inc., the assets of which were sold in June 1999.

Income from operations is the excess of operating revenues over operating expenses. In computing income from operations by segment, the effects of equity in earnings of affiliates, interest income, interest expense, other non-operating income and expense items, and income taxes are not included.

Identifiable assets by segment are those assets used in the Company's operations in each business segment. Investments in marketable equity securities and investments in affiliates are discussed in Note C.

(in thousands)	Newspaper Publishing	Television Broadcasting	Magazine Publishing	Cable Television	Education	Other Businesses and Corporate Office	Consolidated
2001							
Operating revenues	$842,721	$314,010	$380,224	$386,037	$493,681	$ —	$2,416,673
Income (loss) from operations	$84,744	$131,847	$25,306	$32,237	$(28,337)	$(25,865)	$219,932
Equity in losses of affiliates							(68,659)
Interest expense, net							(47,473)
Other income, net							283,739
Income before income taxes							$387,539
Identifiable assets	$703,947	$419,243	$486,804	$1,117,426	$472,988	$42,346	$3,242,757
Investments in marketable equity securities							235,405
Investments in affiliates							80,936
Total assets							$3,559,098
Depreciation of property, plant, and equipment	$37,862	$11,932	$4,654	$64,505	$19,347	$ —	$138,300
Amortization of goodwill	$3,864	$14,135	$6,669	$38,553	$15,712	$ —	$78,933
Pension credit (expense)	$25,197	$6,263	$44,989	$(638)	$(847)	$(1,363)	$73,601
Kaplan stock-based incentive compensation					$25,302		$25,302
Capital expenditures	$32,551	$11,032	$1,737	$166,887	$12,020	$ —	$224,227
2000							
Operating revenues	$918,234	$364,758	$416,421	$358,916	$353,821	$ —	$2,412,150
Income (loss) from operations	$114,435	$177,396	$49,119	$65,967	$(41,846)	$(25,189)	$339,882
Equity in losses of affiliates							(36,466)
Interest expense, net							(53,764)
Other expense, net							(19,782)
Income before income taxes							$229,870
Identifiable assets	$684,908	$430,444	$452,453	$757,083	$482,014	$41,075	$2,847,977
Investments in marketable equity securities							221,137
Investments in affiliates							131,629
Total assets							$3,200,743
Depreciation of property, plant, and equipment	$38,579	$12,991	$5,059	$47,670	$13,649	$ —	$117,948
Amortization of goodwill	$1,588	$14,135	$6,758	$30,069	$10,084	$ —	$62,634
Pension credit (expense)	$(5,579)	$5,767	$37,341	$(599)	$(667)	$ —	$36,263
Kaplan stock-based incentive compensation					$6,000		$6,000
Capital expenditures	$33,117	$11,672	$1,858	$96,167	$29,569	$ —	$172,383
1999							
Operating revenues	$875,109	$341,761	$401,096	$336,259	$257,503	$3,843	$2,215,571
Income (loss) from operations	$156,731	$167,639	$32,057	$67,145	$(37,998)	$(27,121)	$388,453
Equity in losses of affiliates							(8,814)
Interest expense, net							(25,689)
Other income, net							21,435
Income before income taxes							$375,385
Identifiable assets	$672,609	$444,372	$409,404	$718,230	$265,960	$132,688	$2,643,263
Investments in marketable equity securities							203,012
Investments in affiliates							140,669
Total assets							$2,986,944
Depreciation of property, plant, and equipment	$35,333	$11,719	$4,972	$43,092	$8,850	$239	$104,235
Amortization of goodwill	$1,535	$14,248	$5,912	$30,007	$6,861	$ —	$58,563
Pension credit (expense)	$26,440	$8,191	$48,309	$(597)	$(603)	$(57)	$81,383
Kaplan stock-based incentive compensation					$7,250		$7,250
Capital expenditures	$19,279	$17,839	$3,364	$62,586	$26,977	$ —	$130,045

SUMMARY OF QUARTERLY OPERATING RESULTS AND COMPREHENSIVE INCOME (UNAUDITED)

Quarterly results of operations and comprehensive income for the years ended December 30, 2001 and December 31, 2000 are as follows:

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001 Quarterly Operating Results				
Operating revenues				
Advertising	$297,974	$312,881	$277,425	$321,047
Circulation and subscriber	148,536	156,149	177,925	176,010
Education	121,341	119,442	127,159	125,329
Other	19,125	16,063	13,007	7,260
	586,976	604,535	595,516	629,646
Operating costs and expenses				
Operating	343,993	340,740	348,776	359,241
Selling, general, and administrative	147,915	151,409	144,954	142,480
Depreciation of property, plant, and equipment	34,632	35,867	34,765	33,036
Amortization of goodwill and other intangibles	17,192	19,926	20,068	21,748
	543,732	547,942	548,563	556,505
Income from operations	43,244	56,593	46,953	73,141
Equity in losses of affiliates	(12,461)	(6,641)	(26,535)	(23,023)
Interest income	325	1,047	226	570
Interest expense	(14,624)	(13,240)	(11,851)	(9,914)
Other income (expense), net	308,769	(10,717)	(4,365)	(9,949)
Income before income taxes	325,253	27,042	4,418	30,825
Provision for income taxes	126,200	12,550	2,850	16,300
Net income	199,053	14,492	1,568	14,525
Redeemable preferred stock dividends	(526)	(263)	(263)	—
Net income available for common shares	$198,527	$ 14,229	$ 1,305	$ 14,525
Basic earnings per common share	$ 20.94	$ 1.50	$ 0.14	$ 1.53
Diluted earnings per common share	$ 20.90	$ 1.50	$ 0.14	$ 1.53
Basic average number of common shares outstanding	9,479	9,485	9,489	9,492
Diluted average number of common shares outstanding	9,499	9,502	9,502	9,501
2001 Quarterly Comprehensive Income (loss)	$187,049	$ 25,860	$ (937)	$ 25,342

The sum of the four quarters may not necessarily be equal to the annual amounts reported in the Consolidated Statements of Income due to rounding.

A third quarter reclassification of $21 million between other income (expense), net and equity in losses of affiliates is reflected above related to the Company's investment in BrassRing.

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000 Quarterly Operating Results				
Operating revenues				
Advertising	$318,865	$353,514	$338,428	$385,776
Circulation and subscriber	147,589	148,905	151,144	153,619
Education	71,450	68,803	99,428	113,072
Other	8,867	20,318	13,452	18,919
	546,771	591,540	602,452	671,386
Operating costs and expenses				
Operating	296,072	316,252	340,733	355,006
Selling, general, and administrative	135,421	138,704	131,206	178,291
Depreciation of property, plant, and equipment	28,386	28,638	30,019	30,905
Amortization of goodwill and other intangibles	14,738	14,755	15,937	17,204
	474,617	498,349	517,895	581,406
Income from operations	72,154	93,191	84,557	89,980
Equity in losses of affiliates	(11,304)	(9,471)	(8,890)	(6,800)
Interest income	224	275	228	241
Interest expense	(12,567)	(12,573)	(14,617)	(14,974)
Other (expense) income, net	(6,938)	1,556	238	(14,639)
Income before income taxes	41,569	72,978	61,516	53,808
Provision for income taxes	17,500	31,800	28,000	16,100
Net income	24,069	41,178	33,516	37,708
Redeemable preferred stock dividends	(500)	(263)	(263)	—
Net income available for common shares	$ 23,569	$ 40,915	$ 33,253	$ 37,708
Basic earnings per common share	$ 2.50	$ 4.33	$ 3.52	$ 3.99
Diluted earnings per common share	$ 2.49	$ 4.33	$ 3.51	$ 3.98
Basic average number of common shares outstanding	9,440	9,443	9,448	9,452
Diluted average number of common shares outstanding	9,458	9,458	9,463	9,470
2000 Quarterly Comprehensive Income	$ 21,152	$ 25,492	$ 49,789	$ 46,586

The sum of the four quarters may not necessarily be equal to the annual amounts reported in the Consolidated Statements of Income due to rounding.

To the Board of Directors and Shareholders of The Washington Post Company.

In our opinion, the consolidated financial statements appearing on pages 37 through 54 of this report present fairly, in all material respects, the financial position of The Washington Post Company and its subsidiaries at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Washington, D.C.

January 25, 2002

See Notes to Consolidated Financial Statements for the summary of significant accounting policies and additional information relative to the years 1999–2001.

(in thousands, except per share amounts)	2001	2000	1999
Results of Operations			
Operating revenues	$ 2,416,673	$ 2,412,150	$ 2,215,571
Income from operations	$ 219,932	$ 339,882	$ 388,453
Income before cumulative effect of change in accounting principle	$ 229,639	$ 136,470	$ 225,785
Cumulative effect of change in method of accounting for income taxes	—	—	—
Net income	$ 229,639	$ 136,470	$ 225,785
Per Share Amounts			
Basic earnings per common share			
Income before cumulative effect of change in accounting principle	$ 24.10	$ 14.34	$ 22.35
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 24.10	$ 14.34	$ 22.35
Basic average shares outstanding	9,486	9,445	10,061
Diluted earnings per share			
Income before cumulative effect of change in accounting principle	$ 24.06	$ 14.32	$ 22.30
Cumulative effect of change in accounting principle	—	—	—
Net income	$ 24.06	$ 14.32	$ 22.30
Diluted average shares outstanding	9,500	9,460	10,082
Cash dividends	$ 5.60	$ 5.40	$ 5.20
Common shareholders' equity	$ 177.30	$ 156.55	$ 144.90
Financial Position			
Current assets	$ 396,857	$ 405,067	$ 476,159
Working capital (deficit)	(37,233)	(3,730)	(346,389)
Property, plant, and equipment	1,098,211	927,061	854,906
Total assets	3,559,098	3,200,743	2,986,944
Long-term debt	883,078	873,267	397,620
Common shareholders' equity	1,683,485	1,481,007	1,367,790

1998	1997	1996	1995	1994	1993	1992
$ 2,110,360	$ 1,956,253	$ 1,853,445	$ 1,719,449	$ 1,613,978	$ 1,498,191	$ 1,450,867
$ 378,897	$ 381,351	$ 337,169	$ 271,018	$ 274,875	$ 238,980	$ 232,112
$ 417,259	$ 281,574	$ 220,817	$ 190,096	$ 169,672	$ 153,817	$ 127,796
—	—	—	—	—	11,600	—
$ 417,259	$ 281,574	$ 220,817	$ 190,096	$ 169,672	$ 165,417	$ 127,796
$ 41.27	$ 26.23	$ 20.08	$ 17.16	$ 14.66	$ 13.10	$ 10.81
—	—	—	—	—	0.98	—
$ 41.27	$ 26.23	$ 20.08	$ 17.16	$ 14.66	$ 14.08	$ 10.81
10,087	10,700	10,964	11,075	11,577	11,746	11,827
$ 41.10	$ 26.15	$ 20.05	$ 17.15	$ 14.65	$ 13.10	$ 10.80
—	—	—	—	—	0.98	—
$ 41.10	$ 26.15	$ 20.05	$ 17.15	$ 14.65	$ 14.08	10.80
10,129	10,733	10,980	11,086	11,582	11,750	11,830
$ 5.00	$ 4.80	$ 4.60	$ 4.40	$ 4.20	$ 4.20	$ 4.20
$ 157.34	$ 117.36	$ 121.24	$ 107.60	$ 99.32	$ 92.84	$ 84.17
$ 404,878	$ 308,492	$ 382,631	$ 406,570	$ 375,879	$ 625,574	$ 524,975
15,799	(300,264)	100,995	98,393	102,806	367,041	242,627
841,062	653,750	511,363	457,359	411,396	363,718	390,804
2,729,661	2,077,317	1,870,411	1,732,893	1,696,868	1,622,504	1,568,121
395,000	—	—	—	50,297	51,768	51,842
1,588,103	1,184,074	1,322,803	1,184,204	1,126,933	1,087,419	993,005

BOARD OF DIRECTORS

Donald E. Graham (3, 4)
Chairman of the Board and Chief Executive Officer
Chairman, The Washington Post

Warren E. Buffett (3, 4)
Chairman of the Board, Berkshire Hathaway Inc.

Daniel B. Burke (1, 2)
Former President and Chief Executive Officer,
Capital Cities/ABC, Inc.

Barry Diller
Chairman and Chief Executive Officer, USA Networks, Inc.

John L. Dotson Jr. (2)
Former President and Publisher, Akron Beacon-Journal

George J. Gillespie III (3)
Attorney, Member of Cravath, Swaine & Moore

Ralph E. Gomory (1)
President, Alfred P. Sloan Foundation

Donald R. Keough (2)
Chairman, Allen & Company Incorporated

Richard D. Simmons (1, 3)
Former President and Chief Operating Officer,
The Washington Post Company

George W. Wilson (2)
President, Concord (NH) Monitor

Committees of the Board of Directors
(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(4) Executive Committee

OTHER COMPANY OFFICERS

Patrick Butler
Vice President

Diana M. Daniels
Vice President, General Counsel, and Secretary

Hal S. Jones
Vice President

Guyon Knight
Vice President – Corporate Communications

Christopher Ma
Vice President

Ann L. McDaniel
Vice President – Human Resources

John B. Morse, Jr.
Vice President – Finance, Chief Financial Officer

Gerald M. Rosberg
Vice President – Planning and Development

Ralph S. Terkowitz
Vice President – Technology

Wallace R. Cooney
Controller

Daniel J. Lynch
Treasurer

Pinkie Dent-Kannon
Assistant Treasurer

John F. Hockenberry
Assistant Secretary

Electronic Addresses

The Washington Post Company
washpostco.com

The Washington Post
washingtonpost.com
washpost.com

Washingtonpost.Newsweek Interactive
washingtonpost.com
newsweek.msnbc.com

Newsbytes News Network
newsbytes.com

The Washington Post National Weekly Edition
nationalweekly.com

The Washington Post Writers Group
postwritersgroup.com

The Herald
heraldnet.com

The Gazette
gazette.net

Comprint Military Publications
dcmilitary.com

Greater Washington Publishing
gwpi.net

Apartment Showcase
aptshowcaseonline.com

New Homes Guide
newhomesguide.com

Guide to Retirement Living
retirement-living.com

Post-Newsweek Stations

WDIV-Detroit
clickondetroit.com

KPRC-Houston
click2houston.com

WPLG-Miami/ Fort Lauderdale
click10.com

WKMG-Orlando
mycfnow.com

KSAT-San Antonio
clickonsa.com

WJXT-Jacksonville
news4jax.com

Cable ONE
cableone.net

Newsweek
newsweek.msnbc.com

HealthWeek
pbs.org/healthweek

PostNewsweek Tech Media
postnewsweektech.com

FOSE
fose.com

Government Computer News
gcn.com

The Technology Almanac
tech-almanac.com

Washington Technology
washingtontechnology.com

Washington Techway
washtech.com/washtechway

Kaplan, Inc.
kaplan.com

Kaplan Test Prep and Admissions
kaptest.com

Kaplan Professional
kaplanprofessional.com

Dearborn Financial Services
dearborn.com

Dearborn Trade Publishing
dearborntrade.com

Dearborn Real Estate Education
recampus.com

Schweser Study Program
schweser.com

Self Test Software
selftestsoftware.com

Perfect Access Speer
paspeer.com

Kaplan Higher Education
kaplancollege.edu

Concord Law School
concordlawschool.com

Score!
escore.com

International Herald Tribune
iht.com

Los Angeles Times-Washington Post News Service
newsservice.com

BrassRing
brassring.com

Stock Trading
The Washington Post Company Class B common stock is traded on the New York Stock Exchange with the symbol WPO.

Stock Transfer Agent and Registrar
(General Shareholder Correspondence)
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500

(Transfers by Overnight Courier)
EquiServe Trust Company, N.A.
525 Washington Boulevard
Jersey City, NJ 07310

(Transfers by Certified Mail)
EquiServe Trust Company, N.A.
P.O. Box 2506
Jersey City, NJ 07303-2506

Shareholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends, and changes of address should be directed to EquiServe Trust Company Shareholder Relations Group.

Tel: (201) 324-0498
TDD: (201) 222-4985
Fax: (201) 222-4892 or 222-4872
Web: equiserve.com

Form 10-K
The company's Form 10-K annual report to the Securities and Exchange Commission is available on the company's web site, washpostco.com.

Annual Meeting
The annual meeting of stockholders will be held on May 9, 2002, at 8 a.m. at The Washington Post Company, 1150 15th Street, NW, Washington, DC.

Common Stock Prices and Dividends
Class A common stock is not traded publicly. Class B common stock is listed on the New York Stock Exchange. High and low sales prices during the last two years were:

	2001		2000	
QUARTER	HIGH	LOW	HIGH	LOW
January-March	$652	$524	$587	$472
April-June	$608	$542	$541	$471
July-September	$599	$470	$528	$467
October-December	$540	$479	$629	$508

During 2001 the company repurchased 714 outstanding shares of Class B common stock.

Both classes of common stock participate equally as to dividends. Quarterly dividends were paid at the rate of $1.40 per share in 2001. At February 19, 2002, there were 29 Class A and 1,063 Class B shareholders.

Design: HC Creative Communications LLC Photography: Robert Burke Printing: Westland Printers Printed on recycled paper

The Washington Post Company

1150 15th Street, NW

Washington, DC 20071

(202) 334-6000

washpostco.com